FORM 18-K/A
      For Foreign Governments and Political Subdivisions Thereof
                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                          AMENDMENT NO. 2 to

                            ANNUAL REPORT

                                 of
                        PROVINCE OF SASKATCHEWAN
                               CANADA
                          (Name of Registrant)

             Date of end of last fiscal year: March 31, 2002

                          SECURITIES REGISTERED*
                       (As of close of fiscal year)

===============================================================================


                            Amounts as to                          Names of
  Title of issue           which registration                    Exchanges on
                              is effective                     which registered

===============================================================================

        Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission

                                PAMELA WALLIN
                           Canadian Consul General
                             Canadian Consulate
                          1251 Avenue of the Americas
                            New York, N.Y. 10020
                                     or
                               DAVID MURCHISON
                              Canadian Consulate
                         1251 Avenue of the Americas
                              New York, N.Y. 10020
                                  Copies to:
           JOHN W. WHITE                                  RON STYLES
      Cravath, Swaine & Moore                      Deputy Minister of Finance
          Worldwide Plaza                              Department of Finance
         825 Eighth Avenue                           Province of Saskatchewan
        New York, N.Y. 10019                            2350 Albert Street
                                                       Regina, Saskatchewan,
                                                           Canada S4P 4A6

* The Registrant is filing this amendment to its annual report on a voluntary basis.


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         This amendment to the annual report of the Province of Saskatchewan on
Form 18-K/A for the year ended March 31, 2002 comprises:

(a) Pages numbered 1 to 4 consecutively.

(b) The following exhibits:

Exhibit (l):      Province of Saskatchewan Budget Summary



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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Regina, Saskatchewan on the 28th day of March, 2003.

                            PROVINCE OF SASKATCHEWAN




                            By     /s/ Rae Haverstock
                                   ..............................
                                   Name:  Rae Haverstock
                                   Title: Executive Director
                                          Capital Markets Branch
                                          Treasury and Debt Management Division
                                          Department of Finance





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                                   EXHIBIT INDEX




EXHIBIT (l):              Province of Saskatchewan Budget Summary










                                    2003 - 04

                                  SASKATCHEWAN
                                Provincial Budget


                             BUILDING FOR THE FUTURE

                                 Budget Summary



                                  SASKATCHEWAN
                             The Hon. Jim Melenchuk
                               Minister of Finance




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Table of Contents

Introduction and Overview
   Building for the Future...........................................2

Technical Papers
   General Revenue Fund 2003-04.....................................16
   Saskatchewan's Economic Outlook..................................19
   Saskatchewan's Financial Outlook.................................25
   2003-04 Revenue Initiatives......................................29
   Income Tax Revenue...............................................32
   Saskatchewan's Tax Expenditures..................................34
   2003 Intercity Comparison of Taxes and Household Charges.........39
   Major Federal Transfers..........................................44
   2003-04 Borrowing and Debt.......................................47
   Oil Revenue......................................................54
   Fiscal Stabilization Fund........................................56
   Four-Year Financial Plan.........................................57

Budget Details (financial tables)
   GRF - Statement of Revenue, Expenditure and Accumulated Deficit..60
   GRF - Statement of Cash Flow.....................................61
   GRF - Schedule of Revenue........................................62
   GRF - Schedule of Expenditure....................................63
   GRF - Schedule of Borrowing Requirements.........................64
   GRF - Schedule of Debt...........................................65
   GRF - Schedule of Guaranteed Debt................................66



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Building for the Future

A Plan

   "Building for the Future" is a vision, a plan, the Government has for Saskatchewan.

   Building for the future is about building momentum - for growth and opportunity - and building programs and support for Saskatchewan people. Building for the future means having:

   o   Healthy and Self-Reliant Families
   o   Opportunities for Youth
   o   A Prosperous and Competitive Economy
   o   Modern and Competitive Infrastructure
   o   Strong and Vibrant Communities

   Budget 2003-04 sets out plans and activities to continue building for a brighter future in Saskatchewan.

   The following pages offer some of the highlights for the upcoming year and beyond. Additional information is available in the new publication Our Plan for 2003-04, which can be accessed along with all Budget documents at www.gov.sk.ca/finance/budget.

10th Balanced Budget

   Over the past decade, the Government of Saskatchewan has followed a balanced budget approach to financial management. Budget 2003-04 follows that tradition. This is the Government's 10th consecutive balanced budget, demonstrating a strong commitment to sound, prudent financial planning.

   Last year's Budget (2002-03) was balanced without a transfer from the Fiscal Stabilization Fund; in fact, a $2.1 million surplus is forecast for the year. The Fund has served its purpose well, allowing the Province to draw on it when required, using discretion and financial prudence. It has proven to be a sound financial tool for the Government. Budget 2003-04 estimates a $393 million transfer from the Fund - to help meet the needs and priorities of Saskatchewan people.

Fulfilling Commitments

   In spite of facing significant challenges, largely due to two years of devastating drought conditions, the Government continues on the right track. In fact, with a return to normal crop production, Saskatchewan's economy is expected to grow by 6.8 per cent in 2003.

   Despite the challenges, the Government has been accountable to Saskatchewan people and has fulfilled its commitments to Saskatchewan people.

   These commitments include:

   o Financial Management - Saskatchewan's commitment to financial management has been recognized by independent sources and respected credit rating agencies, with the Province receiving 10 credit rating upgrades since 1995.
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   o Tax Reform - The Government has been lowering taxes over the last decade and during the last three years has made dramatic reductions. A family of four earning $50,000 used to pay $4,000 in personal income tax; now they pay $2,500 - a 37 per cent reduction. Tax reform has put $1,500 back into the hands of this family.

     As well, the flat tax, the high-income surtax and the debt reduction surtax have been eliminated. Tax rates have been reduced three times in the last three years. Government has helped families and seniors further reduce their taxes by introducing a supplement to the senior tax credit and Canada's only universal child tax credit.

     The Government is making the taxation of Saskatchewan families and businesses as fair and competitive as possible, while protecting the vital public services that define our quality of life.

   o Health - Saskatchewan has one of the best managed health care systems in Canada. In fact, many of the reforms recommended by the Romanow Commission on Health Care were already implemented or in existence in Saskatchewan before the Romanow Report was released.

     The Government continues to place a high priority on health care in Saskatchewan, responding to the needs of Saskatchewan people. Record levels of funding have gone to health care over the last few years, with $2.5 billion for health care in 2003-04.

     While the 2003-04 Budget estimate of operating spending represents a $186 million (3.2 per cent) increase relative to the 2002-03 forecast and a $284 million (5.0 per cent) increase on a budget-over-budget basis, it is important to note that almost two-thirds ($184 million) of the budget-over-budget increase is for health. Almost one-third, or $92 million, is for education.

   o Highway Improvements - The Government made a commitment to invest $900 million over three years to fix the roads and build better highways. In 2001-02, $309.3 million was invested, and in 2002-03, $294.5 million was invested. With this year's $296.2 million investment, Government has met the $900 million commitment, while accelerating twinning on Saskatchewan's main transportation corridors - Highways 1 and 16 - at the same time.

Budget 2003-04 Highlights

   Highlights of Budget 2003-04 include:
   o A record $2.5 billion for health.
   o A record $1.2 billion for education.
   o An investment of $296 million for highways and roads, meeting the government's three-year $900 million commitment.
   o An investment of $145 million for Research and Development (R&D) expenditures and tax credits.
   o A $10 million increase in revenue-sharing grants for municipalities, for the second year in a row.
   o A corporate tax reduction for Saskatchewan based businesses, including a reduction in the small business Corporation Income Tax rate from 6.0 per cent to 5.5 per cent January 1, 2004, and a further reduction to 5.0 per cent in 2005.


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   o More than $300 million in capital projects this year. Highlights include:
     ~ $76 million* in capital improvements for educational facilities: for new schools and upgrades and enhancements to existing schools across the province.
     ~ $27 million in health capital projects, and $19 million in new medical equipment this year.
     ~ $29 million in improvements this year through the Centenary Fund, as Saskatchewan builds towards its 100th year as a province. This includes almost $10 million in capital money for schools and postsecondary institutions, $5.1 million for municipal infrastructure, $4.5 million for enhancements to heritage properties and parks, $4.8 million for highways, rural roads and environmental clean-up projects, and
                         7$5 million for social housing.
   o $650 million in Crown corporation investments, for expanding and upgrading their services in 2003. From 1993-2002, Crown Investments Corporation Crowns have invested $5.65 billion in capital projects in Saskatchewan. Crowns contribute to the economy by providing 9,000 jobs - half in Regina and half throughout the province; as well, over 12,000 local businesses are supported by the Crowns through over $1 billion in annual purchases of goods and services under "buy Saskatchewan" policies.

Healthy and Self-Reliant Families

   The Government is undertaking numerous initiatives to support the goal of having healthy and self-reliant Saskatchewan families.

   Multi-Year Commitments
   o Health - The Government is providing $27 million in health capital funding this year to allow for planning and preparation of an expanded capital program totaling $34 million in 2004-05. This capital funding includes funding for a new hospital at Ile-a-la-Crosse, as well as funding for the Fort Qu'Appelle First Nations Hospital, the Weyburn Tatagwa View care home, the Yorkton Long-Term Care facility and Melfort's Parkland Place.

   o Housing - The Government is committed to a five-year federal-provincial program to build 1,500 housing units. Total cost of the program is $45.9 million.
   o Child Care - Over the next five years, in partnership with the federal government, the Province will enhance licensed child care including developing 500 new child care spaces this year.
   o Physical Fitness - The Centennial Funding program will direct $10.5 million over three years towards programs and initiatives in Saskatchewan communities which promote and encourage physical fitness.

* $76 million total includes almost $10 million in Centenary Funding

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For 2003-04
   In addition to the multi-year initiatives, the Government is undertaking numerous other initiatives in support of healthy and self-reliant families for 2003-04:

   o Health - Government is using $32 million from the Federal Health Reform Fund for primary home care and catastrophic drug coverage. There is $19 million in funding for medical equipment.

     There is new funding of $2.5 million for Health Action Plan initiatives, such as implementing the 24-hour health telephone advice line province-wide, and training additional emergency medical technicians
     (EMTs).

     There is increased base operating funding of $89.7 million (6.0 per cent increase) to Regional Health Authorities (RHAs), which includes $74 million to support collective agreements that will help to maintain the existing staff of health professionals and encourage others to train in these professions. In addition, the increase in base funding will accommodate an additional 54 patients for renal dialysis; conduct 400 additional cardiac surgery procedures; conduct an additional 7,000 CT scans; and provide additional capacity to handle poison information calls.

     There is also increased targeted support of $13 million (90 per cent increase) to RHAs which will meet Saskatchewan's federal Health Reform Accord obligations to improve primary care services and home care services.

     Recruitment and retention will remain a priority:
     ~ Saskatchewan will continue with return service bursary and professional development programs; and train 235 students in the College of Medicine. ~ The Province is also providing funding for an interest subsidy to enable medical students to obtain an interest-free line of credit.
     ~ $3.0 million in funding for the health human resources strategy will be continued in 2003-04. Part of this program will be targeted to student bursaries. In total, over $1.0 million in provincial bursaries will be provided to nursing and other health professions students.
     ~ Funding of $2.1 million will be maintained for medical student and resident bursaries, and rural incentive programs.
     ~ $4.4 million will continue to fund a variety of programs designed to recruit and retain physicians and specialists in the province.
     ~ Funding of $4.0 million will be maintained for the Physician Long-Term
       Service Fund retention initiative.

     Among many measures to improve patient services, Saskatchewan is implementing the surgical waitlist registry, introducing a new system to collect complete prescription drug information, and piloting a clinical tool for assigning surgical priorities.

   o Long-Term Safe Drinking Water Strategy - 19 multi-year water and sewer projects have already been approved for $10.1 million of federal and provincial funding under the Canada-Saskatchewan Infrastructure Program
     (CSIP). Projects include the Lumsden water treatment plan, the Maidstone well pipeline and water treatment upgrade and a new sewage lagoon and effluent irrigation system in Fort Qu'Appelle. Also, under the Northern Water and Sewer Program, $4.9 million will be spent on 24 projects in 18 communities.


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   As well, 16 water control structures throughout the province will be repaired and upgraded and inspections and preparatory work for a further eight projects will be undertaken at a cost of $3.7 million through the Saskatchewan Watershed Authority. These structures are an essential means of managing the Province's water resources and ensuring water supply to all Saskatchewan residents.

   In addition, the number of certified waterworks operators will climb to 475, an increase of 149 from last August. The Government now has 58 full-time-equivalent staff positions dedicated to drinking water issues - including water inspection and monitoring.

Opportunities for Youth

   To build for the future, Saskatchewan must build for our youth - because they are the future.

   Multi-Year Commitments
   o Education - Over the next two years, the Government will invest $110 million to help ensure high quality learning facilities are in place for students. The Province is funding K-12 projects such as new schools in Ile-a-la-Crosse, Carnduff, Cabri and Nipawin, and renovations in Dalmeny and Prince Albert. Other school construction announcements will be made over the next few months.

     Saskatchewan's post-secondary facilities are undergoing significant development. The Province is continuing to support construction of the Sports Complex at the University of Regina. The University of Regina will also receive support for feasibility and planning for the Laboratory Building. At the University of Saskatchewan, the Government is supporting restoration of the College Building and the Research Annex, and is investing $800,000 for feasibility and planning to look at options for developing an Academic Health Sciences Centre. The Province is also continuing support for a major capital project at the Meadow Lake Campus of the North West Regional College, and will continue to support post-secondary institutions which are financing other major capital projects.

   For 2003-04
   o Education - Government is funding the full cost of the teachers' contract for 2003-04, lightening the financial burden for school boards.

     The successful community schools program will be expanded. To date, there are 88 community schools, with 10 more to be added this year.

     There is also more money for students to pursue their post-secondary goals. For the 2003-04 academic year, the Government will triple the scholarship exemption for Saskatchewan student loans, from $600 to $1,800, and increase the earning exemption from $600 to $1,700. This will match the increases for Canada student loans announced in the recent federal budget.
     $66 million in Saskatchewan Student Loan assistance will be available to help almost 17,000 students. Over half of this amount will be provided as bursaries and/or grants, reducing Saskatchewan student debt levels to among the lowest in the country.

     Saskatchewan Learning will provide funding to support approximately 80,000 enrolments in post-secondary education and training programs during 2003-04. This includes more than 30,000 university students.


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     There is funding for more than 25,000 training spaces between the departments of Learning and Community Resources and Employment (formerly Social Services). These include 260 spaces in each year of the four-year Nursing Education Program of Saskatchewan (NEPS) and 144 spaces for training practical nurses. As well, there is funding for nearly 5,400 training opportunities in the skilled trades through the Apprenticeship and Trade Certification Commission, more than 70 spaces at out-of-province institutions to provide training for health technicians, and eight more spots in Respiratory Therapy training.

     The Centennial Student Employment Program provides summer and part-time jobs throughout the year for high school and post-secondary students returning to school. 700 students this year will have jobs through this program, with Government paying 75 per cent of their salaries to a maximum of $3,500.

   o For Youth at Risk - In co-operation with First Nations groups, Government worked last year to set up a safe shelter in Regina for youth exploited in the sex trade - $300,000 will go to that effort again this year.

     Implementation of a new Youth Criminal Justice Act will focus on crime prevention, rehabilitation and youth accountability.

     The Auto Theft Strategy, which has reduced auto thefts in Regina by 37 per cent since it began, will be expanded.

     Funding of $120,000 will go to the Saskatchewan Youth in Care and Custody Network to provide support to youth who are currently in care of the Minister of Saskatchewan Community Resources and Employment - or those who were formerly in care - to give these youth an advocacy group on child welfare programming and other youth serving development.

Modern and Competitive Infrastructure

   A modern and competitive infrastructure is also vital to build for the future. From roads and highways to water and sewer systems, Saskatchewan people depend on a strong infrastructure to support them in their business endeavors and day-to-day tasks.

   Multi-Year Commitments
   o Highways - Over the next five years the Province will finish the National Highway System twinning initiative announced in 1997, with Highway 1 west completed this year, Highway 1 east completed in 2007 and Highway 16 between North Battleford and Lloydminster also completed by 2007.

     Over the next three years, over $90 million will be invested to upgrade 450 km of rural highways to a paved standard through the Prairie Grain Roads Program. These upgrades will occur in strategic rural corridors to support movement of commodities in the agriculture, oil and gas industries. (In southeast Saskatchewan, these include sections of Highway 8 and 48; in southwest Saskatchewan, these include sections of Highway 13 and 37; in northwest Saskatchewan these include sections of Highways 3 and 26; in west central Saskatchewan these include sections of Highways 21, 31, 40 and 45).

     Over the next two years, the Province will finish rebuilding 30 km of Highway 6 between the US border and Regina, creating a paved standard link that supports increased truck haul along this vital north-south trade corridor.

     Over the next three years, the Province will continue rebuilding sections of northern highways to support increased haul in the forestry industry. These include sections of Highway 155 south of Beauval, and Highway 55 northwest of Meadow Lake.


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     Over the next three years, the Province will invest about $63 million to preserve the 7,000 km of Thin Membrane Surface highway network.

     The Province will invest over $220 million over the next three years to preserve the 13,400 km of paved highway network and rehabilitate more than 1,100 km of paved highways.

   o CSIP - The Province is continuing its commitment to the Canada-Saskatchewan Infrastructure Program (CSIP), which will make $170 million of infrastructure funding available to municipalities over five years for green municipal/environmental and transportation infrastructure. This includes funding for an ongoing commitment to the Northern Water and Sewer Program.

   o Other Capital Funding - The Province is investing $150,000 for more detailed planning for the replacement of the Regina Correctional Centre.

     The Province is prepared to consider options, in partnership with the City and Federal Government, to deepen Wascana Lake in Regina in preparation for the 2005 Summer Games.

     The Province is also investigating renewal of its water bomber fleet, to fight forest fires.

   For 2003-04
   o Highways - In total, Saskatchewan is spending more than $296 million this year on roads and highways, which includes the accelerated twinning work mentioned earlier in this section, as well as resurfacing more than 385 km of provincial highways, upgrading 245 km of Thin Membrane Surface (TMS) highways to a paved surface, and investing more than $31 million to preserve, operate and improve provincial highways, airports and bridges in northern Saskatchewan.

   o Centenary Fund - Through the Centenary Fund, almost $10 million is going towards municipal infrastructure projects, as well as highways, rural roads and environmental cleanup projects. In addition, nearly $10 million in Centenary Funds will go towards new and improved K-12 and post-secondary educational infrastructure and over $9 million will go towards affordable housing, heritage initiatives and parks. By the end of the year, the Province will have invested more than $100 million in Saskatchewan communities through this program.

   o Funding for Municipalities - The Province is increasing municipal revenue sharing grants by $10 million for the second year in a row. This is a 15.4 per cent increase. The Province will also increase revenue sharing to support municipalities by a further $10 million in 2004-05 to help them cost share in a new federal-municipal infrastructure program scheduled to commence in 2004-05.

     As well, there is funding to purchase 17 new transit vehicles for people with disabilities, bringing the total to 126 vehicles in the provincial fleet under the Transit for the Disabled Program. Including the 2003-04 funding, since 2000-01, a total of 71 vehicles, or almost 60 per cent of the fleet, has been replaced and five new vehicles have been added.

   o CommunityNet - CommunityNet is making it possible for SaskTel to expand its commercial high-speed Internet service to residences and businesses more quickly than it originally planned. Service will be extended this year, bringing the total to 237 communities. This rapid expansion of high-speed Internet will make Saskatchewan the most connected province in Canada. This expansion will allow

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     Saskatchewan businesses to better compete in the global marketplace by opening doors for the sale of locally-manufactured goods and services to millions of potential customers throughout the world.

   o Funding for Urban Parks - The Province is providing a 10 per cent - or $172,000 - increase in supplementary funding divided between major urban parks in Regina (Wascana Centre Authority), Saskatoon (Meewasin Valley Authority), Moose Jaw (Wakamow Valley Authority) and Swift Current (Chinook Parkway).

A Prosperous and Competitive Economy

     A prosperous and competitive economy is critical to building for the future. Saskatchewan will be among the leaders in economic growth in North America this year. Saskatchewan's strong and vibrant economy enables building for the future, to educate and to train and to employ Saskatchewan youth here at home. The Province's strong economy also enables us to make priority investments in health care, education, agriculture and infrastructure.

     Multi-Year Commitments
     o SRC Research Dollars - $4.8 million in research dollars will be invested by the Saskatchewan Research Council (SRC) over three years, with $1.5 million going to biotechnology; $300,000 for ethanol technologies; $300,000 for the Canadian Light Source synchrotron to develop, for example, new analytical techniques to improve diamond exploration success; $2.7 million for the Petroleum Technology Research Centre to develop methods to recover crude oil, etc.

     o WEPA - Renewal of the Western Economic Partnership Agreement (WEPA) will total $50 million in cost-shared funding between the federal and provincial governments over five years for infrastructure projects that support economic growth.

     o Ethanol Rebate - Almost $39 million over three years for the ethanol fuel tax rebate program.

   For 2003-04
   o Tax Reduction Strategy - The final stage of Personal Income Tax reform was introduced January 1, 2003 with lower tax rates and higher family tax credits and will result in a further tax reduction of about $78 million per year. Saskatchewan's top marginal tax rate is third lowest in Canada. Beginning January 1, 2004, the personal income tax system will be fully indexed to inflation. This means that the amount of tax payable on a fixed amount of income will decline every year.

   o Incentives for Business - The small business Corporation Income Tax rate will be reduced from 6.0 per cent to 5.5 per cent January 1, 2004 and to
     5.0 per cent on January 1, 2005 - that will be half of what it was in 1991. The Province is also expanding the incremental Corporation Capital Tax exemption for Saskatchewan-based companies from $5 million to $7.5 million January 1, 2004 and to $10 million as of January 1, 2005. The Corporation Capital Tax exemption will be $20 million for companies which are fully located in the province.

   o Research and Development - The 2003-04 Budget provides $145 million for Research and Development (R&D) expenditures and tax credits, an increase of $9.1 million (6.7 per cent) from 2002-03. This includes:



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     ~ Economic development - 5.8 per cent increase;
     ~ Health research and evaluation - 22.4 per cent increase;
     ~ Natural resource extraction and processing - 26.7 per cent increase; and ~ Universities, where research infrastructure and general academic and scientific research is supported through their operating grants - three per cent increase.

   The R&D tax credit in support of private sector R&D is estimated to be $10 million, an increase of 51.5 per cent over last year.

   o WEPA - Through the Western Economic Partnership Agreement (WEPA) there is $2 million for an RCMP Heritage Centre in Regina, $335,000 for a Business Development Centre for the Synchrotron in Saskatoon, and $2.5 million for a forestry centre in Prince Albert.

   o Our Future is Wide Open Campaign - In Saskatchewan, Our Future is Wide Open, and the ad campaign promoting that concept - that reality - is making strides. Saskatchewan Industry and Resources has undertaken many initiatives outside Saskatchewan, promoting the province - including testimonial ads in the national newspapers which show Saskatchewan business people endorsing the province as a great place to live and do business.

Strong and Vibrant Communities

   The Government strives for strong and vibrant communities. So people can flourish. So they can feel safe. So they can find the supports they need, when they need them. The Government is building for the future, by strengthening social programs.

Multi-Year Commitments
o Centennial Program - Funded by the Community Initiatives Fund, $19 million will be directed into the Centennial Program over three years to Saskatchewan communities for programs that encourage physical fitness, for infrastructure and capital projects, and for initiatives that encourage Aboriginal access to culture and recreation.

For 2003-04
o Justice - Saskatchewan Justice will see a $6.9 million or 3.8 per cent funding increase. A portion of this money will go towards hiring 10 new police officers as part of an innovative alternative measures program to help reduce court time/shorten the judicial process.

o Community Resources and Employment - The budget for this department (formerly Social Services) is $3.4 million - or 0.6 per cent - lower than last year, primarily due to further social assistance program caseload reductions, offset by increased federal funding for children's and disabled benefits.

   An additional $1 million in Social Assistance Program (SAP) funding will go to people with disabilities, together with $2 million to create over 950 additional employment support spaces to assist disabled SAP clients develop and sustain labor force attachment. Over the next five years, the Province will, in partnership with the federal government, enhance licensed child care. In 2003-04, the initial year, Saskatchewan will more than double the federal contribution to provide $1.8 million to develop 500 new child care spaces this fiscal year. Provincial programs will support more than 7,800 spaces in our 450 licensed child care facilities. Day care subsidies will be provided for 3,700 children in 2,700 families.


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   In 2004-05, Saskatchewan's share of the federal funding will increase to $2.6 million, and will eventually reach $12.2 million in 2007-08.

   Social Assistance Program (SAP) cases are expected to fall by 2,400 through emphasis on labor market attachment.

   The number of children in care of the Minister of Community Resources and Employment is projected to decrease from 2,938 to 2,800.

   The Early Childhood Development Strategy will create 80 new child care spots for children in vulnerable situations.

   Housing programs will provide 20,000 directly owned housing units in 348 communities, and another 12,000 units supported through Community Based Organizations (CBOs).

   Through the Saskatchewan Housing Corporation, the Province will be making conditional commitments to CBOs for the construction of more than 400 new homes under the Centenary Affordable Housing Program this year.

   The Government is also continuing its commitment to CBOs with a three per cent salary increase.

o Agriculture - The province overall - and rural Saskatchewan communities in particular - depends on a strong agricultural economy. Saskatchewan has signed on to the federal government's Agricultural Policy Framework. The Province will continue to press producers' case to negotiate a better deal from the federal government in support of farmers.

   The Farm Families Opportunity Initiative will continue to help farmers improve their skill set and undertake diversification and development initiatives on their farms. This year, approximately 500 clients will be served through this program.

   The Conservation Cover Program will continue in 2003-04, with $3.9 million in funding. This program allows farmers to convert marginal lands to perennial cover. Last year, 300,000 acres were converted.

o A Healthy Environment - Building for the future means taking steps to ensure a clean, green, environment.

   $1.6 million will be invested in environmental clean-up efforts, finishing cleanup of the Northern Petroleum Refinery in Kamsack, the Woodland Campus in Prince Albert, Inland Steel in Saskatoon, and approximately 30 orphaned petroleum storage sites.

   $1.3 million in Enhanced Forestry Funding will go towards a forest fire prevention and awareness program, and enhanced provincial forest inventories to help ensure forest industry development occurs in an environmentally responsible manner.

   The Province is working with First Nations on community policing to develop protocols for enforcing environmental laws on reserve.

   The Government is supporting energy conservation and efficiency initiatives by the Office of Energy Conservation and is seeking funding from the Government of Canada to implement a variety of measures.

   Support continues for climate change research, awareness and technology initiatives by the Petroleum Technology Research Centre, Climate Change Saskatchewan, International Test Centre for Carbon Dioxide Capture and Prairie Adaptation Research Collaborative (PARC).

   SaskPower is committed to balancing the electrical needs of its customers with a commitment to minimize its impact on the environment. Produced by the power of the wind, SaskPower's GreenPower product is a tangible way of achieving that balance. Along with the environmental benefits, harnessing the wind has far-reaching economic benefits, with more than one-third of the work conducted during the Cypress Facility construction having a Saskatchewan component. That translates into approximately a $4.1 million financial injection into the provincial economy. With both the Cypress and SunBridge wind power facilities in operation, Saskatchewan is currently the third largest wind power producer in Canada, generating 17 MW of renewable electricity - enough to meet the equivalent electrical needs of 7,000 homes.

   An investment through the SRC includes an additional $250,000 to support the Office of Energy Conservation, bringing the total to $740,000 this year. This funding will be used to train and support professionals in the construction industry about the most advanced technologies in building energy conservation. It will also be used to support municipalities in moving forward on energy conservation initiatives, as well as assisting them in accessing resources from the federal green fund.

o The North - Saskatchewan's northern reaches and communities are rich in environmental assets and resources, rich in Aboriginal heritage. The 2003-04 Budget includes $27.1 million in new initiatives and capital for the North, including:
   ~ $600,000 for Phase 1 of the Gunnar Uranium Mine Clean-up Project;
   ~ $797,000 (15.4 per cent) increase in Northern Revenue Sharing (increasing total grant funding from $5.2 million to almost $6 million);
   ~ Funding is also provided for the new St. Joseph's hospital and a new school in Ile-a-la-Crosse;
   ~ $500,000 to northern health authorities for implementation of a northern health strategy, primary health care and prevention initiatives and improved water quality monitoring in public water supplies;
   ~ $2.1 million for 600 training spaces provided under the Northern Skills
     Training Program;
   ~ $466,000 increase for 40 additional training spaces provided under the Northern Health Access Program (increasing total funding from $856,000 to $1.3 million);
   ~ $112,000 increase in the operating grant provided to Northlands Regional
     College (increasing total funding from $3.5 million to $3.6 million);
   ~ $300,000 in new funding to Northern Affairs for additional contributions under the Northern Development Agreement to ensure that the provincial commitment of providing $10.0 million in funding for northern economic projects over five years will be met;
   ~ $129,000 increase in funding for the Northern Development Fund grant program (increasing total funding from $1.0 million to $1.1 million);
   ~ approximately $10 million in northern highway and bridge capital improvements;
   ~ $1.9 million in Centenary Fund projects for 2003-04; and ~ $4.9 million for the Northern Water and Sewer Program for 24 projects in
     18 communities.

o Aboriginal Initiatives - In addition to working to implement its Post-Secondary Aboriginal Education and Training Action Plan, Learning provides operating funding to Aboriginal postsecondary institutions and funds several programs with significant participation by Aboriginal and Metis people. These programs include Adult Basic Education and Literacy, JobStart/Future Skills, Multi-Party Mining and Forestry training plans and Aboriginal Apprenticeship.

  For example, approximately $7.0 million of Learning's funding for the Adult Basic Education program is utilized to provide training for Aboriginal people to assist them in making the transition to further training or employment. Learning also provides financial support to Aboriginal and Metis people while they attend post-secondary education and training programs.

  Core programming from Labour provides training to approximately 160 teachers to deliver work skills education to approximately 4,000 students, primarily Aboriginal youth. This training will raise students' awareness of the importance of health and safety on the job, and employment rights and responsibilities.

  Core programming for Community Resources and Employment includes work with First Nations child and family services agencies to expand foster care training curriculum to meet the needs of extended family and other care givers, establish standards for First Nation group homes and treatment facilities and increase access by First Nations child and family services agencies to child welfare training.

  Core programming under Saskatchewan Justice provides for numerous initiatives, including working in partnership with Aboriginal organizations through the Commission on First Nations and Metis Peoples and Justice Reform to improve responsiveness of the Justice system to the needs of Aboriginal people.

o Seniors - Seniors are the people who built this province, the people who provide guidance and leadership for Saskatchewan's youth.

  Through direct income support and refundable tax credits, a single senior will be guaranteed a minimum income of $13,400 in 2003-04. Senior couples will be guaranteed a combined income of $21,600.

  Seniors will benefit from the higher personal income tax credits introduced through the Province's personal tax reform initiative. On January 1, 2003, the Senior Supplement tax credit increased from $750 to $1,000. Indexation of the Personal Income Tax system is particularly beneficial for seniors on a fixed income because the amount of tax payable on a fixed amount of income will decline every year.

  In 2003-04, Health will provide $5.3 million in subsidies to seniors through the Senior Citizens' Ambulance Assistance Program.

Building for the Future

  The initiatives and programs outlined in Budget 2003-04 will help us to build for the future, to build a strong and thriving province.

  The Government has a proven track record of funding and maintaining key priorities while at the same time managing the Province's finances and being mindful that they are accountable to the people. The Province will continue on this track of strategically investing in Saskatchewan's future.

   As further proof of the Province's commitment to accountability, the Government will provide a Summary Financial plan as part of the 2004-05 Budget package. As well, the Province has produced a Budget document entitled Our Plan for 2003-04 which sets out concrete objectives for Government for the year ahead; departments will track and report back to Saskatchewan people on progress made. Both of these enhancements are in keeping with the Government's record of continued improvements to accountability.

   Saskatchewan's future is bright. The Province is encouraging investment and growth. The Province is providing record levels of funding for health care and education. The Government is managing the public purse in a responsible manner.

   The Saskatchewan Government remains committed to not only meeting the challenges of today, but also to making the decisions which will help achieve even more growth and opportunity - to help build for the future.

2003-04 Technical Papers
                            BUILDING FOR THE FUTURE

General Revenue Fund 2003-04



General Revenue Fund, Sources of Revenue

                                                    Millions    Per Cent
                                                    of Dollars  of Total
Taxes
  Individual Income................................$  1,275.1      20.5%
  Sales............................................     851.7      13.7
  Corporations.....................................     704.2      11.3
  Fuel.............................................     350.4       5.6
  Tobacco..........................................     167.1       2.7
  Other............................................      73.6       1.2
                                                   -------------------------

                                                   $  3,422.1      55.0%


Non-Renewable Resources
  Oil............................................. $    490.1       7.9%
  Potash..........................................      165.9       2.6
  Natural Gas.....................................      119.1       1.9
  Other Minerals..................................       41.7       0.7
                                                   -------------------------

                                                   $    816.8      13.1%

Other Revenue
  Dividends....................................... $    600.2       9.6%
  Motor Vehicles..................................      122.2       2.0
  Charges for Services............................       77.5       1.2
  Licences and Permits............................       42.2       0.7
  Other...........................................       92.3       1.5
                                                   -------------------------

                                                   $   934.4       15.0%
                                                   -------------------------

Total Own-Source Revenue ......................... $ 5,173.3       83.1%


Transfers from the Government of Canada
  Canada Health and Social Transfer............... $   687.8       11.0%
  Equalization....................................     172.3        2.8
  Other Transfers.................................     194.6        3.1
                                                   -------------------------

                                                   $ 1,054.7       16.9%


Total Revenue.....................................$  6,228.0       100.0%




GRF: Sources of Revenue

Transfers from the Government of Canada ..........................16.9%
Other Revenue ....................................................15.0%
Non-Renewable Resources ..........................................13.1%
Taxes ............................................................55.0%

GRF: Distribution of Spending

Servicing the Public Debt .........................................9.8%
Capital ...........................................................4.6%
Pensions and Benefits .............................................4.6%
Salaries and Operating............................................14.1%
Transfers to Individuals .........................................13.2%
Transfers for Public Services ....................................53.7%

General Revenue Fund 2003-04


General Revenue Fund, Distribution of Spending
                                               Millions            Per Cent
                                              of Dollars            of Total

Transfers for Public Services
  Regional Health Services................... $  1,654.3              25.0%
  Provincial Medical Services
    and Education Programs...................      576.4               8.7
  K-12 Education.............................      515.4               7.8
  Post-Secondary Education...................      332.1               5.0
  Municipalities.............................       87.6               1.3
  RCMP Services..............................       86.5               1.3
  Employment and Training Programs...........       53.8               0.8
  Business and Research Investment...........       51.6               0.8
  Agricultural Support.......................       42.8               0.7
  Child and Family Programs..................       40.5               0.6
  Gaming Funds...............................       39.3               0.6
  Other......................................       71.5               1.1
                                              ---------------------------------
                                              $  3,551.8              53.7%
                                              ---------------------------------
Transfers to Individuals
  Income Assistance and Employment Support... $    296.5               4.5%
  Agricultural Support.......................      171.0               2.6
  Prescription Drug Plan.....................      154.9               2.3
  Post-Secondary Student Support ............       63.7               0.9
  Child and Family Services..................       52.1               0.8
  Community Living Support...................       52.0               0.8
  Housing....................................       23.5               0.4
  Treaty Land Entitlements...................       22.3               0.3
  Extended Health Benefits...................       19.1               0.3
  Other......................................       18.0               0.3
                                              ---------------------------------
                                              $    873.1              13.2%
                                              ---------------------------------
Salaries and Operating
  Corrections and the Justice System......... $    195.3               2.9%
  Highway Maintenance and Operations.........      164.0               2.5
  Community Resources and Employment.........      136.2               2.0
  Health and Education Administration........      122.9               1.9
  Environment................................      111.8               1.7
  Internal Government Departments............       89.7               1.3
  Agriculture and Economic Development.......       71.0               1.1
  Other......................................       45.1               0.7
                                              ---------------------------------
                                              $    936.0              14.1%
                                              ---------------------------------
Pensions and Benefits
  Public Service............................. $    197.9               3.0%
  Teachers...................................      106.8               1.6
                                              ---------------------------------
                                              $    304.7               4.6%
                                              ---------------------------------
Capital
  Construction of Transportation Systems..... $    131.0               2.0%
  Health Equipment and Facilities............       46.1               0.7
  Post-Secondary and Schools.................       41.9               0.6
  Municipalities.............................       30.4               0.5
  Centenary Fund.............................       29.0               0.4
  Asset Renewal..............................       15.0               0.2
  Other......................................       11.6               0.2
                                              ---------------------------------
                                              $    305.0               4.6%
                                              ---------------------------------
Servicing the Public Debt..................   $    650.0               9.8%
                                              ---------------------------------
Total Expenditure..........................   $  6,620.6             100.0%
                                              =================================

Saskatchewan's Economic Outlook

Introduction

   Gross Domestic Product (GDP) measures the production or output of an economy. Nominal GDP is based on market prices that include inflation. It measures the value of production of an economy. Real GDP removes that inflationary component to measure the volume of production of an economy.

   In 2002, Saskatchewan's economy contracted in real terms. That is, there was less produced in 2002 than in 2001, largely because there was a significant decline in agricultural output as a result of a second consecutive drought. At the same time, Saskatchewan's economy expanded in nominal terms in 2002, predominantly reflecting strong world prices for Saskatchewan's principal commodities.

   The 2003-04 Budget economic outlook assumes provincial crop production will return to normal levels in 2003 and remain there throughout the medium term. It also assumes moderate resource production increases, continued expansion of the US and Canadian economies and a favourable monetary environment.

   Conditions are conducive to produce a relatively large increase in provincial output, predominantly crop production, in 2003, before economic growth levels off in the latter part of the medium term.

Crop Assumptions

   Crop production in 2002 fell to 14.1 million tonnes, 28.7 per cent below the 2001 harvest and approximately 57.0 per cent of the 10-year average. The harvest is assumed to return to normal in 2003 on the basis of the fair to average soil moisture conditions in most of the province and a reasonable expectation of increased spring seeding fuelled by strong prices. Total crop production tonnage is projected at about 25 million tonnes, 81.9 per cent more than in 2002. The harvest is expected to be about average, at or near 25 million tonnes, in 2004 and 2005.



Crop Production
                               Millions of Tonnes

   1986   1987   1988   1989   1990   1991   1992   1993   1994   1995
   -------------------------------------------------------------------
   25.7   22.4   11.6   19.1   24.9   24.8   22.5   24.5   23.2   23.2

                               Millions of Tonnes

   1996   1997   1998   1999   2000   2001   2002   2003   2004   2005
   -------------------------------------------------------------------
   28.2   24.1   25.3   28.2   28.1   19.8   14.1   25.6   25.0   24.9


    Crop prices increased throughout the summer and fall of 2002 as a result of poor growing conditions around the world. Crop prices are expected to slip slightly in 2003 as yields return to average levels in Canada and abroad but generally stay above 2001 levels.

Resource Prices and Production

   The price for a barrel of West Texas Intermediate (WTI) oil increased steadily throughout 2002 mainly due to world oil prices rising as a result of the Venezuelan strike and the threat of war in Iraq. The price for a barrel of WTI oil averaged US$26.08 in 2002.

   World oil prices continued to rise in the past few months due to heightened war concerns but are expected to decline as soon as the uncertainties surrounding Iraq diminish later in the year. Consequently, while remaining lofty, the average price for a barrel of WTI oil is projected to be slightly lower at US$25.00 per barrel in 2003 and US$24.00 per barrel in 2004 and 2005.

   Oil production and drilling in the province declined in 2002 but are expected to rebound in 2003. Driven by resilient prices, as well as the oil and gas incentive package announced in the fall of 2002, oil drilling is projected to climb to about 2,000 wells in 2003 and stay at that level throughout the forecast period. Oil production is projected to increase steadily throughout the period.

   Natural gas prices averaged C$3.78 per GJ in 2002 and are projected to increase to C$4.29 per GJ in 2003 and decrease to C$3.75 in 2004. Drilling for natural gas reached a record 1,872 wells in 2002. Consequently, the volume of natural gas sales is expected to increase in 2003.

   Potash prices averaged C$209.40 per tonne in 2002. Potash prices are projected to average about C$200.00 per tonne over the forecast period. Production and sales are projected to increase steadily throughout the medium term.

Commodity Price Outlook
                              2002           2003           2004          2005
------------------------------------------------------------------------------
Wheat (C$/tonne)* ..........170.00          169.84         168.52       172.95
Barley (C$/tonne)* .........152.00          147.29         141.01       142.80
Canola (C$/tonne)* .........375.00          367.79         371.68       395.69
WTI Oil (US$/bbl.) ......... 26.08           25.00          24.00        24.00
Natural Gas (C$/GJ) ........  3.78            4.29           3.75         3.81
Potash (C$/tonne) ..........209.40          201.10         196.00       198.30
-------------------------------------------------------------------------------
* Crop year basis

US and Canadian Macroeconomic Assumptions

   US real GDP increased 2.4 per cent in 2002 compared to 0.3 per cent in 2001. The rebound in US growth in 2002 was not smooth as real GDP grew 5.0 per cent in the first quarter, 1.3 per cent in the second quarter, 4.0 per cent in the third quarter and 1.4 per cent in the fourth quarter.

   US growth is projected to improve to 2.6 per cent in 2003, 4.1 per cent in 2004 and 3.8 per cent in 2005. However, geopolitical tensions, rising oil prices and other uncertainties pose significant risks to US growth projections.

   Canada's growth rate decelerated over the four quarters of 2002 but the economy grew 3.4 per cent for the year. Canada's real GDP increased 6.0 per cent in the first quarter, 4.4 per cent in the second quarter, 3.6 per cent in the third quarter and 1.6 per cent in the fourth quarter.

   Canadian growth is projected to remain at 3.4 per cent in 2003, 3.7 per cent in 2004 and 3.1 per cent in 2005.

Canadian Interest Rates and the Canadian Dollar

   Short-term interest rates averaged 2.6 per cent in 2002, well below expectations, while long-term interest rates averaged 7.0 per cent. Interest rates are anticipated to rise slightly over the forecast period.

   The Canadian dollar averaged 63.7 US cents in 2002, depreciating by about one per cent despite stronger Canadian growth and widening Canadian/US interest rate spreads. However, the Canadian dollar has recently been on an upward trend as the relative attractiveness of the US dollar and US dollar-denominated assets has decreased in the face of growing Canadian/US interest rate spreads. The Canadian dollar is expected to continue to strengthen over the forecast period.


   US and Canadian Economic Outlook

                              2002           2003           2004          2005
------------------------------------------------------------------------------
US Growth (%) ................ 2.4            2.6            4.1           3.8
Canadian Growth (%) .......... 3.4            3.4            3.7           3.1
Canadian Consumer
  Price Index (%) ............ 2.2            2.1            1.7           1.9
Canadian Short-term
   Interest Rates (%) ........ 2.6            3.6            4.9           5.0
Canadian Long-term
  Interest Rates (%) ......... 7.0            7.3            7.3           7.3
Canadian Dollar (US cents) ...63.7           67.4           70.4          71.0
------------------------------------------------------------------------------


The Economic Outlook for Saskatchewan
At a Glance
                                 2002          2003          2004         2005
------------------------------------------------------------------------------
   Real GDP (% Change)......... -1.4           6.8           3.5           2.4
   Nominal GDP (% Change)......  2.5           5.2           2.3           3.3
   Employment Growth (000s)....  9.7           4.2           6.1           6.0
   Unemployment Rate (%).......  5.7           5.3           5.0           4.8
   Consumer Price Index
      (% Increase).............  2.8           2.1           2.2           2.0
   ----------------------------------------------------------------------------

   On the basis of an 81.9 per cent increase in the crop harvest and anticipated strength in mining, the provincial economy is projected to recover with a 6.8 per cent jump in real GDP in 2003.

   After two consecutive years of substantial decreases, grain stocks are projected to increase significantly in 2003. Farm inventories of crops and livestock, adjusted for inflation, are projected to increase by $917 million in 2003 following reductions of $1.2 billion in 2001 and $719 million in 2002.

   A strong mining sector, particularly oil and natural gas, will also bolster the economic growth of the province in 2003.

   Saskatchewan's real economic growth is projected to be 3.5 per cent in 2004 and 2.4 per cent in 2005 based on normal crops. Exports, particularly grains, will be a source of strength in 2004 as farmers have more crops to sell. Stronger US and Canadian growth will assist in sustaining the province's growth in the remainder of the forecast period.


Saskatchewan Real GDP


                            Billions of 1997 Dollars

      1992       1993       1994       1995       1996       1997       1998
      ----       ----       ----       ----       ----       ----       ----
      24.0       25.4       26.4       26.9       27.7       29.3       30.4

      1999       2000       2001       2002       2003       2004       2005
      ----       ----       ----       ----       ----       ----       ----
      30.4       31.3       30.9       30.5       32.5       33.7       34.5



Impact of Crop Production on Saskatchewan Real GDP in 2003

                                                    10%                20%
                          Normal Crop           Below Normal       Below Normal
                             6.8%                   4.5%               2.2%
Billions of 1997 Dollars.. $32.5                  $31.8              $30.5
-------------------------------------------------------------------------------

   *2002 Real GDP - $30.5 billion


   If the crop does not return to normal levels in 2003, each 10 per cent reduction would reduce real GDP growth by 2.3 percentage points in 2003 and
   0.2 percentage points in 2004. The Conference Board of Canada (CBoC), for example, assumes that poor growing conditions will prevail in 2003 and does not expect agriculture to rebound until 2004. Following an estimated 1.1 per cent contraction, the CBoC is projecting Saskatchewan's real GDP to increase
   2.7 per cent in 2003 and 4.5 per cent in 2004.

   Other private sector forecasts call for growth ranging from 0.8 per cent to
   2.4 per cent in 2002, 2.6 per cent to 3.7 per cent in 2003 and 2.4 per cent to 3.8 per cent in 2004. On average, forecasts from the private sector for 2002 remain in positive territory, at or near 1.3 per cent. Currently, these independent forecasts see growth of 3.0 per cent for 2003 and 3.3 per cent for 2004.


   Economic Growth Forecast Comparison

                                        Billions of 1997 Dollars

                                    2002           2003          2004
                                    ---------------------------------
   Low Private Forecast ........... 30.5           31.4          32.8
   SaskFinance .................... 30.5           32.5          33.7
   High Private Forecast........... 31.6           32.6          33.5


   Employment is forecast to increase by 4,200 in 2003, 6,100 in 2004 and 6,000 in 2005. On average, the private sector is forecasting employment to grow by 7,200 in 2003 and about 5,900 in 2004.


   Employment Forecast Comparison

                                               Thousands of Jobs
                                        2003                         2004
                                        ---------------------------------
   Low Private Forecast .............. 485.4                        486.8
   SaskFinance ....................... 486.2                        492.3
   High Private Forecast.............. 492.6                        502.0



Risks and Opportunities

   The 2003-04 Budget economic forecast was formed on the basis of expectations about crop production, commodity prices, US and Canadian growth and financial market trends amid escalating geopolitical tensions and uncertainties. The economic growth of the province may be higher or lower than currently forecast depending on how these factors or events unfold.

   The uncertainty of war and terror poses an immediate risk to US and Canadian growth projections. The US market and the rest of Canada represent over three-quarters of Saskatchewan's export market. A slower US and Canadian growth profile would weigh on Saskatchewan's performance.

   Higher-than-expected oil prices spawned by war would benefit the oil patch directly but could choke growth elsewhere. Rising inflation produced by rising oil prices could spark faster and higher interest rate increases that could dampen growth.

   As in 2001 and 2002, a significant crop failure in any of the forecast years would cause the province to under-perform. Conversely, a larger-than expected crop would cause the provincial economy to outperform the forecast.

Saskatchewan's Financial Outlook

   In 2003-04, the General Revenue Fund (GRF) will be balanced for the 10th consecutive year.

Revenue

   Total GRF revenue is projected to be $6.40 billion in 2002-03, decline to $6.23 billion in 2003-04 and grow to $6.52 billion in 2004-05.

   The $177 million, or 2.8 per cent, decline in GRF revenue from the 2002-03 forecast to the 2003-04 Budget estimate primarily reflects:
   o a $333 million reduction in non-renewable resource revenue, predominantly oil revenue, concomitant with a return to lower oil prices; and,
   o a $100 million reduction in the Crown Investments Corporation of Saskatchewan dividend, declining from $300 million in 2002-03 to $200 million in 2003-04; partially offset by,
   o a $256 million increase in federal transfers.

   The $292 million, or 4.7 per cent, increase in GRF revenue from the 2003-04 Budget estimate to the 2004-05 forecast reflects a $339 million increase in federal transfers and a $47 million decrease in own-source revenue. The increased federal transfers are composed of:
   o a $217 million increase in equalization payments; and,
   o a $106 million increase in the Canada Health and Social Transfer, reflecting the new federal health accord funding including $64 million as Saskatchewan's share of the additional $2 billion potential increase in federal funding.

Operating Expenditure

   GRF operating expenditure is projected to be $5.78 billion in 2002-03, rise to $5.97 billion in 2003-04 and remain near that level in 2004-05.


GRF Revenue
                                                 Millions of Dollars

                                    2002-03           2003-04           2004-05
                                    -------------------------------------------
   Taxes........................... 3,411.9           3,422.1          3,390.0
   Resources....................... 1,149.3             816.8            747.6
   Crown Transfers.................   703.2             600.2            654.7
   Other Own-Source................   341.6             334.2            334.3
   Federal Transfers...............   798.5           1,054.7          1,393.7



   The 2003-04 Budget estimate of operating spending represents a $186 million, or 3.2 per cent, increase relative to the 2002-03 forecast and a $284 million, or 5.0 per cent, increase on a budget-over-budget basis.

   Almost two-thirds, or $184 million, of the budget-over-budget increase is for Health. Almost one-third, or $92 million, is for Learning, including $36 million which reflects a return to expensing capital in the current year.

   Sixteen of the remaining votes are up on a budget-over-budget basis, whereas seven are down and two remain at the 2002-03 Budget level.

   The $5.97 billion in 2003-04 planned operating spending will be allocated as follows:
   o 42 per cent to Health;
   o 20 per cent to Learning;
   o 10 per cent to Community Resources and Employment;
   o 5 per cent to Highways and Transportation;
   o 4 per cent to Agriculture; and,
   o 19 per cent to the remaining departments and agencies.

Interest Costs

   Interest costs, which peaked at $882 million in 1994-95, are expected to be $618 million in 2002-03 - an increase of $1 million from 2001-02 and a reduction of $15 million from the original 2002-03 Budget estimate. The reduction primarily reflects a boost in the value of the Canadian dollar late in the fiscal year and favourable short-term interest rates on in-year borrowing. An increase in debt together with higher short-term interest rates will result in interest costs in 2003-04 rising to $650 million.

Total Expenditure

   Total expenditure is composed of operating expenditure and interest costs.

   Total GRF expenditure is projected to be $6.40 billion in 2002-03, increase to $6.62 billion in 2003-04 and remain near that level in 2004-05.

Fiscal Stabilization Fund Transfer

   The Fiscal Stabilization Fund (FSF) was created in 2000-01 to stabilize the fiscal position of the province from year to year and to facilitate the accomplishment of long-term objectives. In 2000-01, $775 million was transferred from the GRF to the Fund. In 2001-02, $280 million was transferred from the Fund to the GRF to deliver a balanced budget.

   Deterioration in revenue projections and drought related spending increases throughout 2002-03 were projected to be offset by increased transfers from the Fund. Revenue for 2002-03 is currently expected to be $310 million above the Budget estimate, obviating the need for a transfer from the Fund in 2002-03. It is expected $393 million will be required to deliver a balanced budget in 2003-04 and the remaining $102 million will be required to deliver a balanced budget in 2004-05.

   While these projected transfers will deplete the Fund by 2004-05, it is anticipated that future windfall revenue (as was used to establish the Fund) would be used to replenish the Fund as circumstances allow.

Budget Balances

   Following a surplus of $2.1 million in 2002-03, the budget is expected to be balanced through 2004-05.

GRF Total Expenditure
                                                 Millions of Dollars

                                    2002-03           2003-04          2004-05
                                    ------------------------------------------

   Operating Expenditure.......... 5,784,444         5,970,566        5,972,500
   Interest Costs.................   618,000           650,000          650,000



Fiscal Stabilization Fund Balances
                                           (Millions of Dollars)

                           2000-01    2001-02    2002-03    2003-04    2004-05

   FSF Balances ...........  775         495        495      102.3          0
   FSF Transfers to GRF....    0         280          0      392.7      102.3



GRF Financial Outlook
                                              (Millions of Dollars)

                                     2002-03          2003-04           2004-05
   Revenue........................ $ 6,404.5        $ 6,228.0         $ 6,520.3
   Operating Spending.............   5,784.4          5,970.6           5,972.5
   ----------------------------------------------------------------------------
   Operating Surplus..............     620.1            257.4             547.8
   Interest.......................     618.0            650.0             650.0
   Transfers from FSF.............       0.0            392.7             102.3
   ----------------------------------------------------------------------------
   Budget Balance.................     $ 2.1            $ 0.1             $ 0.1
   ----------------------------------------------------------------------------

2003-04 Revenue Initiatives

Introduction

   Since 2000-01, the Government has made significant progress in improving the fairness and competitiveness of the provincial tax system.

   Personal Tax Reform

   In 2000, the Government responded to the recommendations of an external committee of tax experts with a major reform of the personal tax system. This reform improved the fairness of personal taxes and simplified the personal income tax structure. With its full implementation this year, personal tax reform has reduced personal income taxes by over $400 million.

   Key elements in achieving these objectives were dramatic reductions in personal income tax rates and significant increases in personal tax credits that support the family.


                  Saskatchewan Tax Rates Lowered

   Income Tax Brackets                         2003 Rates
   -------------------                         ----------
   First $35,000                                   11%
   $35,001 - $100,000                              13%
   Over $100,000                                   15%

                 Family Tax Credits Increased

   Family Tax Credits                          2003 Amounts
   ------------------                          ------------
   Basic/Spousal                                   $8,000
   Dependent Child                                 $2,500
   Senior Supplement                               $1,000


   The new personal income tax structure is fully implemented in 2003, providing Saskatchewan taxpayers with an additional personal income tax reduction of an estimated $78.0 million this year. Tax reform has reduced the income taxes of an average family by over $1,000 since 1999.


   Reducing Saskatchewan Income Taxes
   Two-Income Family of Four Earning $50,000

                            1999       2000        2001        2002       2003
                           ---------------------------------------------------
   Dollars ...............$3,540     $3,192      $2,878      $2,686     $2,510


   In addition to improving tax fairness, the significant reduction in Saskatchewan personal income taxes also enhanced the Province's ability to retain and attract employees, professionals and business owners to Saskatchewan. Saskatchewan's top marginal tax rate is third lowest in Canada and is second lowest for certain investment income.


   Indexing the Income Tax System

   Commencing in 2004, Saskatchewan's family tax credits and income tax brackets will increase based on the national rate of inflation. This initiative will protect provincial taxpayers from "bracket creep", where automatic increases in income taxation are caused by inflation-based adjustments in personal income. This is particularly important for seniors living on fixed incomes.

Saskatchewan's Business Tax Environment

   To address its economic development priorities, the Government has relied on a strategy of providing targeted tax reductions and incentives for key sectors of the economy. Saskatchewan's tax regime does not levy either a payroll tax or health premium.

   The targeted business tax measures include incentives for small businesses, the manufacturing and processing (M&P) sector, the film sector, research and development, and primary agricultural production.

   Response from the business community to these initiatives, particularly the M&P-related measures, has been very favourable. Initiatives for the M&P sector include a Corporation Income Tax (CIT) rate reduction, an Investment Tax Credit (ITC) and certain sales tax exemptions. The M&P Profits Tax Reduction lowers the general CIT rate by as much as seven percentage points and the ITC offsets the Provincial Sales Tax payable on the acquisition of production assets in the M&P sector.


   CIT Rates for M&P Income
   Proposed 2005 Rates

                                    BC           AB           SK          MB
                                    -----------------------------------------
   Per Cent......................  13.5%        11.5%        10.0%       15.0%


   In 2002, the Government announced a package of measures to improve business tax competitiveness. Of particular note were the royalty and tax incentives introduced in the resource sector that are having a very positive impact on the provincial oil, gas and mining sectors. The Government continues to review the competitiveness of the resource sector in order to achieve increased investment while ensuring a fair financial return for the Province.

   This Budget extends to December 31, 2004, the temporary 10 per cent Saskatchewan Mineral Exploration Tax Credit provided to investors of flow-through shares of eligible mineral exploration companies. Eligibility rules pertaining to the tax credit will continue to parallel the similar federal tax credit.

Corporation Capital Tax

   Last year's Budget contained a targeted $5 million increase to the Corporation Capital Tax (CCT) exemption for Saskatchewan-based businesses. This measure acknowledges the significant capital investment
   Saskatchewan-based companies make in the province.

   Effective for taxation years commencing on or after January 1, 2004, this incremental CCT exemption is being expanded to $7.5 million. This amount will be further expanded to $10 million for taxation years commencing on or after January 1, 2005.

   In order to target this increase to Saskatchewan based businesses, the incremental exemption amount is based on the proportion of total wages and salaries that are paid in Saskatchewan by a taxable corporation and its associated companies.

   This initiative will raise Saskatchewan's overall CCT exemption to as high as $20 million, the highest provincial capital tax exemption in Canada, and remove about 100 corporations from the tax roll. The exemption also reduces the amount of taxable Canadian paid-up capital that is subject to tax for all corporations, thereby reducing the effective rate of tax on capital investment in the province.

   For further information, please contact Saskatchewan Finance at 306-787-7773.

Corporation Income Tax

   In 2001, the Government announced a reduction in the small business CIT rate from 8.0 per cent to 6.0 per cent. This measure followed an earlier reduction that brought the tax rate down from 10 per cent. In addition, the Government increased the amount of income to which the small business tax rate applies, from $200,000 to $300,000. It also extended the right to incorporate business practices to all regulated professions.

   Saskatchewan's small business CIT rate is being further reduced from the current 6.0 per cent to 5.5 per cent effective January 1, 2004 and to 5.0 per cent effective January 1, 2005. The tax rate reductions will be prorated for taxation years that straddle these effective dates.

   This initiative builds on the Government's previous measures to improve tax competitiveness and encourage Saskatchewan-based small businesses. Since 1991, the small business tax rate has been cut in half.


Saskatchewan's Small Business CIT Rate

                                  1991         1995          2002         2005
                                  --------------------------------------------
Per Cent.........................  10%          8%            6%           5%


For further information, please contact Saskatchewan Finance at 306-787-6722

Income Tax Revenue

Description

   Saskatchewan's Individual and Corporation Income Taxes are administered by the Canada Customs and Revenue Agency under the Canada-Saskatchewan Tax Collection Agreement.

   Since the assessment of income taxes is not finalized until after the end of a taxation year, the federal government estimates the total Saskatchewan income taxes for a tax year and remits this amount to the Province in monthly instalment payments throughout the taxation year. These payments are subsequently reconciled to actual entitlements once the assessment of tax returns for that tax year is complete. As a result, forecasting income tax revenues for a particular fiscal year involves two factors. First, an estimate of payments for the two calendar years that straddle the fiscal year, and second, an estimate of the reconciling adjustment for the previous taxation year.

Corporation Income Tax

   Corporation Income Tax (CIT) revenues have been extremely volatile throughout Canada. This is largely due to the fluctuating economic conditions facing corporations and the ability of corporations to apply deductions and prior year losses in other taxation years under the national CIT system. The chart at the bottom of this page illustrates the volatility in Saskatchewan's CIT revenues over the past 10 years.

   The 2002-03 Budget Estimate was significantly influenced by assessment results for the 2000 taxation year. That information indicated a sharp decline in Saskatchewan's CIT base. However, 2001 assessment results demonstrate a substantial rebound in that base. This newer information impacts not only the reconciliation adjustment for the 2001 taxation year (for the purposes of the 2002-03 revised forecast), but also the anticipated 2002 reconciliation adjustment and the 2003 payments for the purposes of the 2003-04 Budget Estimate.


Saskatchewan Corporation Income Tax Revenues


                                   1994-95  1995-96  1996-97  1997-98  1998-99
   Millions of Dollars.......       161.9    237.8    231.6    217.1    200.1


                                   1999-00  2000-01  2001-02  2002-03  2003-04
   Millions of Dollars.......       277.2    333.3    145.3    178.2    340.9


Individual Income Tax

   The 2002-03 Budget Estimate had relied on prudent assumptions for tax base growth through the initial years of personal income tax reform. For example, wages and salaries growth rates for 2001, 2002 and 2003 had been assumed at
   1.5 per cent, 1.7 per cent and 2.9 per cent, respectively.

   Actual assessment results for the 2001 taxation year have demonstrated that taxable income growth in 2001 was 4.8 per cent. The provincial economic forecast has also adjusted the wage growth rates for 2002 and 2003 to 4.0 per cent and 2.8 per cent, respectively. The revised forecast of taxable income growth in Saskatchewan throughout the 2000 to 2002 period is the primary cause of the increase to the 2002-03 Individual Income Tax revenue forecast.

   The decline in the revenue forecast for 2003-04 from 2002-03 results from three factors. First, the 2002-03 forecast includes a substantial reconciliation adjustment in respect of 2001 tax year assessments. Second, growth in taxable income in 2003 is expected to be more modest than in recent years. Third, the Government's personal tax reform plan provides a significant income tax reduction in 2003, with increased Personal Income Tax credits, reduced income tax rates and significantly expanded income tax brackets. These changes provide $78 million in additional tax savings for Saskatchewan taxpayers in 2003.


Forecasts of Saskatchewan Taxable Income Growth

                         2000           2001           2002             2003
                         ---------------------------------------------------
                                              (per cent)

   2002-03 Budget        3.3%            1.5%           1.7%            2.9%

   2003-04 Budget        4.5%            4.8%           4.0%            2.8%
                      (assessed)      (assessed)     (forecast)     (forecast)

Saskatchewan's Tax Expenditures

Introduction

   Although the primary purpose of taxation is to raise revenue, governments also attain some of their social and economic goals by reducing the taxes paid by certain taxpayers. These reductions are commonly called "tax expenditures" and include such measures as exemptions, deductions, tax credits, preferential tax rates, deferrals or omissions. Each provides special or preferential treatment to certain taxpayers or to certain types of activity. Taken together, they provide assistance to a variety of individuals and businesses, including families, farmers, senior citizens and small businesses.

   While tax expenditures are usually absorbed in the overall revenue estimates and are not presented in the same way as direct spending programs, they reduce the amount of revenue generated by a government and they affect a government's fiscal position in the same way as direct expenditures.

The Rationale for Tax Expenditures

   Tax expenditures can achieve a number of objectives, such as enhancing the fairness of the tax system or promoting certain types of economic activity. In pursuing these objectives, some tax expenditures have become fundamental elements of the tax system.

   In 2001, Saskatchewan's Personal Income Tax shifted from a complex system of taxes, surtaxes and a low income reduction to a simplified tax structure applied directly to taxable income as defined for federal income tax purposes. Deductions that contribute to the federal determination of taxable income, such as the deduction for Registered Retirement Savings Plan contributions, continue to affect Saskatchewan income tax revenue. The impacts of several of these deductions are estimated in this paper.

   The Government of Saskatchewan improved the fairness of its Personal Income Tax system by introducing a progressive three-rate tax structure on taxable income along with increases in provincial non-refundable tax credits. Provincial tax credits generally parallel federal credits, except that Saskatchewan has increased its basic and spousal amounts to $8,000. In addition, the new provincial tax system introduced a supplement to the age amount, which has increased to $1,000 for the 2003 tax year, and a dependent child amount, which has increased to $2,500 per child for 2003. This paper also provides estimates of the revenue impacts of several of the provincial non-refundable tax credits.

   To improve the distribution of corporate taxes, Saskatchewan levies a lower income tax rate on small businesses and a capital tax on larger corporations. The small business Corporate Income Tax rate is significantly less than the general Corporate Income Tax rate of 17 per cent. The exemption from Saskatchewan's capital tax, which was increased in 2002, ensures that only the largest corporations in the province are subject to the tax. As a result, over 30,000 corporations filing income tax returns in Saskatchewan are not subject to the capital tax.

   To promote economic activity and create jobs, the Corporate Income Tax rate on manufacturing and processing (M&P) profits is reduced by up to seven percentage points, depending upon the level of business activity in Saskatchewan. Saskatchewan also provides an Investment Tax Credit to assist M&P companies which invest in qualifying new or used M&P assets for use in Saskatchewan.

   In recognition of the importance of agriculture to Saskatchewan, the Province's Fuel Tax provides tax-free treatment to farm-use diesel fuel, through a fuel-colouring program, and farm-use gasoline when purchased in bulk. In addition, Saskatchewan continues to provide an annual gasoline tax rebate to farmers for agricultural use of gasoline that is not purchased tax-free in bulk.

   Saskatchewan's sales tax does not apply to certain basic items such as food, home heating fuel, residential electricity, children's clothing and reading materials, thereby reducing the taxes paid by families consuming these basic items. This treatment is in contrast to the federal Goods and Services Tax
   (GST) and the sales taxes of provinces that have harmonized their sales taxes with the GST, since those taxes apply to a much broader range of goods and services purchased by families.

Associated Costs

   While tax expenditures serve important social and economic objectives, the introduction of any tax expenditure results in associated costs. These costs take several forms.
   o First, there is the cost of forgone revenue. Tax expenditures result in the reduction of revenue collected and have a significant impact on a government's financial position.
   o Second, tax expenditures may add to the complexity of the tax system, leading to increased administrative effort by both taxpayers and governments.
   o Third, tax expenditures may create distortions in consumer and other economic behaviour. For example, the exemption for restaurant meals and snack foods provides preferential treatment for this category of consumer expenditure.
   o Finally, tax expenditures may create increased compliance costs for both businesses and consumers.

Government of Canada Tax Expenditures

   The federal government produces a detailed presentation on tax expenditures that are part of the federal tax system. The 2002 estimates of federal tax expenditures include projections to the year 2004 as well as historical data.

   Since Saskatchewan's personal and corporate income taxes are based upon the federal definition of taxable income, many of the federal tax expenditures have an impact on Saskatchewan's revenue, not all of which are shown in this paper's estimates. Readers interested in examining the federal government's presentation of tax expenditures are invited to contact the Finance Canada Distribution Centre in Ottawa or visit the website www.fin.gc.ca/purl/taxexp-e.html.

2003 Saskatchewan Tax Expenditures

   Beginning in 2001, Saskatchewan's Personal Income Tax became based directly upon taxable income. The 2003 taxation year represents the final phase of the three-year implementation period for this tax reform and this is reflected in the following tables. Commencing with the 2004 taxation year, the personal income tax system will be fully indexed to inflation.

   The following tables provide estimates of the major tax expenditures of the Government of Saskatchewan in 2003. The estimates were calculated using tax collection data and Statistics Canada data.

2003 Government of Saskatchewan
Tax Expenditure Accounts
(Value of Tax Expenditures in Millions of Dollars)

Sales Tax

Exemptions
   1.  Children's clothing and footwear...............................$    6.8
   2.  Prescription drugs.............................................    23.2
   3.  Electricity....................................................    31.6
   4.  Farm machinery and repair parts................................    41.2
   5.  Fertilizer, pesticide and seed.................................    88.5
   6.  Food
        - Restaurant meals and snack foods............................    47.9
        - Basic groceries.............................................    92.9
   7.  Natural gas....................................................    31.6
   8.  Reading........................................................    10.2
   9.  Services
        - Construction................................................   182.4
        - Other.......................................................    26.1
   10. Used goods - exemption amounts.................................     5.0
   11. Direct agents..................................................     8.9
   12. Toll-free telephone services...................................     0.2
   13. Livestock and horticultural facilities.........................     2.0
   14. Municipal fire trucks..........................................     0.1
   15. Mineral exploration equipment..................................     0.1

Fuel Tax
------------------------------------------------------------------------------
   1.  Exemption and rebates for farm activity........................$  106.9
   2.  Exemption for heating fuels....................................    18.4
   3.  Exemption for primary producers................................     2.1

Personal Income Tax

Deductions from Income
   1.  Registered Pension Plan contributions.......................... $  35.2
   2.  Registered Retirement Savings Plan contributions...............    92.2
   3.  Annual union, professional or like dues........................     8.2
   4.  Child care expenses............................................     6.3
   5.  Moving expenses................................................     1.3
   6.  Carrying charges...............................................     7.3
   7.  Allowable employment expenses..................................     9.0
   8.  $500,000 capital gains deduction...............................    23.4



Saskatchewan Non-refundable Tax Credits
   1.  $8,000 basic personal tax credit............................... $ 469.5
   2.  $8,000 spousal tax credit......................................    27.7
   3.  $8,000 equivalent-to-spouse tax credit.........................    14.0
   4.  Age tax credit.................................................    26.6
   5.  $1,000 supplement to the age tax credit........................     8.5
   6.  $2,500 dependent child tax credit..............................    44.0
   7.  Canada Pension Plan contributions tax credit...................    46.3
   8.  Employment Insurance premiums tax credit.......................    18.5
   9.  Pension income tax credit......................................     8.5
   10. Education tax credit...........................................    11.1
   11. Tuition tax credit.............................................     9.3
   12. Tax credit on student loan interest............................     1.4
   13. Disability tax credit..........................................     5.6
   14. Attendant care expenses deduction and caregiver tax credit.....     0.6
   15. Medical expenses tax credit....................................    14.3
   16. Charitable contributions tax credit............................    26.1

Other Saskatchewan Tax Measures
   1.  Saskatchewan Sales Tax Credit.................................. $  26.0
   2.  Political Contribution Tax Credit..............................     1.0
   3.  Post-Secondary Education Graduate Tax Credit...................     3.0
   4.  Mineral Exploration Tax Credit.................................     0.3
   5.  Saskatchewan Tax Incentives Program
        - Labour-sponsored Venture Capital Tax Credit.................     4.5

   Corporation Income Tax
   ----------------------------------------------------------------------------
   1.  Lower tax rate for small business.............................. $ 106.4
   2.  Royalty Tax Rebate.............................................    19.0
   3.  Manufacturing and Processing Profits Tax Reduction.............    20.0
   4.  Investment Tax Credit for Manufacturing and Processing.........    11.3
   5.  Research and Development Tax Credit............................    10.0

   Corporation Capital Tax
   ----------------------------------------------------------------------------
   1.  General exemption of up to $15,000,000......................... $  28.1
   2.  Exemption for co-operatives, credit unions, family farm
        corporations and insurance companies..........................    11.5


2003 Intercity Comparison of Taxes
and Household Charges

   A number of factors contribute to the quality of life enjoyed by individuals and families in Saskatchewan and across Canada. For example, access to excellent health care, education and social services is a key part of the overall quality of life.

   Two other important factors that affect quality of life are:
   o the level of taxation; and,
   o household costs for rent and mortgages, utilities and auto insurance.

   Calculating the combined cost of provincial taxes and typical household charges is a reliable way to compare the attractiveness of living in different parts of Canada.

   For the purposes of such a comparison, the total cost of such taxes and household charges for representative families living in Saskatoon, Saskatchewan's largest city, has been compared with the costs those families would face in other major cities across the country.

   The provincial taxes and household charges associated with the following family characteristics and income levels have been calculated to provide a representative comparison:
   o a young single male adult, living in rental accommodation, with an annual income of $25,000;
   o a family of two adults and two dependent children, owning its own home, with an annual family income of $50,000; and,
   o a family of two adults and two dependent children, owning its own home, with an annual family income of $75,000.

   The income of the two families is assumed to be earned by both spouses, with one earning 60 per cent and the other earning 40 per cent of total family income. With the exception of the Goods and Services Tax on utilities, federal taxes are not included in this comparison.

   The results of this survey show that Saskatoon compares favourably with other cities in Canada, having the lowest overall combined taxes and charges of the 10 cities surveyed for each of these representative families.

   There are a number of reasons for Saskatoon's favourable standing in this comparison with other Canadian cities.

   Saskatoon has the lowest combined charges for auto insurance, telephone, home heating and electricity in 2003. Also, housing costs in Saskatoon associated with mortgage payments and property taxes are among the lowest in Canada.

   The combined effect of Saskatchewan's six per cent Provincial Sales Tax (PST) rate, the lowest in Canada of those provinces with a sales tax, and the PST's broad list of personal exemptions means that Saskatchewan families pay the lowest provincial sales tax in Canada. Alberta, which has no sales tax, levies health care premiums that exceed the sales tax paid in Saskatchewan by average families.

   Saskatchewan's personal income tax reform continues to be implemented in 2003, with additional tax reductions occurring for all provincial taxpayers. Since 1999:
   o A young single male adult earning $25,000 will experience a $201 provincial tax reduction to $2,160, fourth lowest tax level in Canada;
   o A two-income family earning $50,000 will experience an $840 provincial tax reduction to $3,613, fifth lowest tax level in Canada; and,
   o A two-income family earning $75,000 will experience a $1,412 provincial tax reduction to $6,690, fourth lowest tax level in Canada.

   All of these factors combine to make Saskatoon compare very favourably with other Canadian cities when considering the living costs facing individuals and families.


2003 Intercity Comparison of Taxes and Household Charges
Single Male Adult at $25,000 Total Income
                      Vancouver   Calgary   Saskatoon   Winnipeg    Toronto
Provincial
  Income Tax           $914        $989       $1,695     $1,720       $943
Tax Credits
  And Rebates             0           0          (77)      (425)      (144)
Health Premiums         648         528            0          0          0
Retail
  Sales Tax             420           0          392        469        569
Gasoline Tax            199          90          150        115        147
----------------------------------------------------------------------------
Total Provincial
Taxes                 2,181      $1,607       $2,160     $1,879     $1,515
----------------------------------------------------------------------------
Total Pre-Reform
   Taxes*            $2,361      $1,881       $2,361     $2,163     $1,695
Net Tax
  Savings              $180        $274         $201       $284       $180
----------------------------------------------------------------------------
Rent                 $8,916      $7,884       $5,532     $5,880    $10,692
Electricity             352         645          615        378        585
Telephone               331         306          282        324        292
Auto Insurance        1,656       3,512          783      1,003      4,492
----------------------------------------------------------------------------
Total Household
  Charges           $11,255     $12,347       $7,212     $7,585    $16,061
----------------------------------------------------------------------------
Total               $13,436     $13,954       $9,372     $9,464    $17,576
----------------------------------------------------------------------------

                                    Saint           Charlotte-
                        Montreal    John    Halifax    town      St. John's
Provincial
  Income Tax............ $1,977    $1,515   $1,581    $1,568       $1,691
Tax Credits
  And Rebates...........   (574)        0        0         0            0
Health Premiums.........      0         0        0         0            0
Retail
  Sales Tax.............    774       864      864        641         910
Gasoline Tax............    167       145      135        120         165
-----------------------------------------------------------------------------
Total Provincial
  Taxes................. $2,344    $2,524   $2,580     $2,329       $2,766
-----------------------------------------------------------------------------
Total Pre-Reform
  Taxes*................ $2,929    $2,606   $2,563     $2,357       $2,961
Net Tax
  Savings...............   $585       $82     $(17)       $28         $195
------------------------------------------------------------------------------
Rent.................... $6,060    $5,088   $6,864     $5,394       $6,120
Electricity.............    411       547      603        659          598
Telephone...............    302       257      321        315          282
Auto Insurance..........  1,450     4,379    4,018      3,793        3,771
------------------------------------------------------------------------------
Total Household
  Charges............... $8,223   $10,271  $11,806    $10,161       $10,771
------------------------------------------------------------------------------
Total...................$10,567   $12,795  $14,386    $12,490       $13,537
------------------------------------------------------------------------------

* Pre-reform taxes refers to total provincial taxes prior to the national reform of provincial income taxes that began in 2000. Net tax savings is determined as the difference between pre-reform taxes and 2003 total provincial taxes.


2003 Intercity Comparison of Taxes and Household Charges
Family at $50,000 Total Income
                      Vancouver    Calgary    Saskatoon   Winnipeg   Toronto
Provincial
  Income Tax           $1,646      $1,677       $2,510      $2,532     $1,232
Tax Credits and
  Rebates                   0           0            0        (400)         0
Health Premiums         1,296       1,056            0           0          0
Retail Sales Tax          858           0          803         947      1,153
Gasoline Tax              399         180          300         230        294
------------------------------------------------------------------------------
Total Provincial
  Taxes                $4,199      $2,913       $3,613      $3,309     $2,679
------------------------------------------------------------------------------
Total Pre-Reform
  Taxes*               $4,510      $3,486       $4,453      $3,925     $3,268
Net Tax Savings          $311        $573         $840        $616       $589
------------------------------------------------------------------------------
Mortgage Costs        $10,982      $7,560       $4,632      $4,721    $11,139
Property Taxes          2,334       1,939        2,063       3,173      2,926
Home Heating            1,575       1,040        1,230       1,375      1,405
Electricity               569         981          944         589        895
Telephone                 331         306          282         324        292
Auto Insurance          2,292       2,151          991       1,182      2,747
------------------------------------------------------------------------------
Total Household
  Charges             $18,083     $13,977      $10,142     $11,364    $19,404
------------------------------------------------------------------------------
Total                 $22,282     $16,890      $13,755     $14,673    $22,083

                                    Saint              Charlotte-
                       Montreal     John     Halifax     town      St. John's

Provincial
  Income Tax           $1,143      $2,740    $2,890      $2,842       $3,088
Tax Credits and
  Rebates                   0           0         0           0            0
Health Premiums             0           0         0           0            0
Retail Sales Tax        1,557       1,690     1,690       1,289        1,781
Gasoline Tax              334         290       270         240          330
------------------------------------------------------------------------------
Total Provincial
  Taxes                $3,034      $4,720    $4,850      $4,371       $5,199
------------------------------------------------------------------------------
Total Pre-Reform
  Taxes*               $5,182      $4,884    $4,610      $4,446       $5,555
Net Tax Savings        $2,148        $164     $(240)        $75         $356
------------------------------------------------------------------------------
Mortgage Costs         $5,081      $3,908    $5,101      $4,222       $3,699
Property Taxes          2,573       1,600     2,142       1,500          967
Home Heating            2,072       1,933     1,849       1,599        1,741
Electricity               603         838       951         986          879
Telephone                 302         257       321         314          282
Auto Insurance          1,982       2,721     3,439       2,407        2,845
------------------------------------------------------------------------------
Total Household
  Charges             $12,613     $11,257   $13,803     $11,028      $10,413
------------------------------------------------------------------------------
Total                 $15,647     $15,977   $18,653     $15,399      $15,612


2003 Intercity Comparison of Taxes and Household Charges
Family at $75,000 Total Income
                       Vancouver    Calgary    Saskatoon   Winnipeg   Toronto
Provincial
  Income Tax            $3,489      $4,039       $5,308     $5,890     $3,524
Tax Credits and
  Rebates                    0           0            0       (400)         0
Health Premiums          1,296       1,056            0          0          0
Retail Sales Tax         1,164           0        1,082      1,265      1,543
Gasoline Tax               399         180          300        230        294
------------------------------------------------------------------------------
Total Provincial
   Taxes                $6,348      $5,275       $6,690     $6,985     $5,361
------------------------------------------------------------------------------
Total Pre-Reform
  Taxes*                $7,434      $6,046       $8,102     $7,970     $5,901
Net Tax Savings         $1,086        $771       $1,412       $985       $540
------------------------------------------------------------------------------
Mortgage Costs         $10,982      $7,560       $4,632     $4,721    $11,139
Property Taxes           2,334       1,939        2,063      3,173      2,926
Home Heating             1,575       1,040        1,230      1,375      1,405
Electricity                569         981          944        589        895
Telephone                  331         306          282        324        292
Auto Insurance           2,292       2,151          991      1,182      2,747
------------------------------------------------------------------------------
Total Household
  Charges              $18,083     $13,977      $10,142    $11,364    $19,404
------------------------------------------------------------------------------
Total                  $24,431     $19,252      $16,832    $18,349    $24,765
------------------------------------------------------------------------------

                                    Saint              Charlotte-
                       Montreal     John     Halifax     town      St. John's
Provincial
  Income Tax           $6,609      $5,685    $5,974      $5,726       $6,423
Tax Credits and
  Rebates                   0           0         0           0            0
Health Premiums             0           0         0           0            0
Retail Sales Tax        2,073       2,231     2,231       1,723        2,353
Gasoline Tax              334         290       270         240          330
------------------------------------------------------------------------------
Total Provincial
  Taxes                $9,016      $8,206    $8,475      $7,689       $9,106
------------------------------------------------------------------------------
Total Pre-Reform
  Taxes*              $10,811      $8,582    $8,371      $7,971       $9,759
Net Tax Savings        $1,795        $376     $(104)       $282         $653
------------------------------------------------------------------------------
Mortgage Costs         $5,081      $3,908    $5,101      $4,222       $3,699
Property Taxes          2,573       1,600     2,142       1,500          967
Home Heating            2,072       1,933     1,849       1,599        1,741
Electricity               603         838       951         986          879
Telephone                 302         257       321         314          282
Auto Insurance          1,982       2,721     3,439       2,407        2,845
------------------------------------------------------------------------------
Total Household
  Charges             $12,613     $11,257   $13,803     $11,028      $10,413
------------------------------------------------------------------------------
Total                 $21,629     $19,463   $22,278     $18,717      $19,519
------------------------------------------------------------------------------

* Pre-reform taxes refers to total provincial taxes prior to the national reform of provincial income taxes that began in 2000. Net tax savings is determined as the difference between pre-reform taxes and 2003 total provincial taxes.

Taxes and Household Charges - Notes

   Tax estimates are calculated using known changes as of March 1, 2003. All household charges are based on information available to Saskatchewan Finance as of January 1, 2003.

   Provincial Income Tax is calculated for an individual with $25,000 and two families with $50,000 and $75,000 income respectively. It is assumed that family income is earned by both spouses at a 60 per cent to 40 per cent ratio and that the families each claim $3,000 in child care expenses for two dependent children (ages 6 and 12). Personal non-refundable credits used include the CPP/QPP and EI contribution credits. Gross Quebec Personal Income Tax has been reduced by the Quebec Child Care Expense Tax Credit and by the
   16.5 per cent abatement from federal income tax.

   Tax Credits and Rebates refer to refundable provincial income tax credits and rebates designed to reduce the impact of retail sales tax, rental payments and property taxes.

   Health Premiums are annual premiums for hospital insurance and medical services.

   Retail Sales Tax is based upon average family expenditure baskets at the total income levels from the Survey of Family Expenditures in 1996 (Statistics Canada). The sales tax base in each province was identified from the enacting legislation, with total expenditures adjusted to reflect Saskatchewan consumption patterns. Provincial retail sales taxes were then estimated based on taxable expenditures in each province.

   Gasoline Tax is based on annual consumption of 1,000 litres by the single tax filer, and 2,000 litres for each of the families.

   Rent is based on average one-bedroom apartment rents for each metropolitan area, from the Canada Mortgage and Housing Corporation's Rental Market Report, October 2002.

   Mortgage Costs are based on average home prices for a detached bungalow, from the Royal LePage Third Quarter 2002 Survey of Canadian House Prices, with one-half of the home price being financed over 25 years at a one-year closed mortgage rate of 5.0 per cent.

   Property Taxes are based on the average estimated taxes for a detached bungalow, from the Royal LePage Third Quarter 2002 Survey of Canadian House Prices. All provincial, municipal, education and library property taxes are included in the property taxes figures.

   Home Heating charges are based on an annual consumption level of 3,550 m3 of natural gas. For the Atlantic provinces, the figures represent the BTU equivalent consumption of fuel oil. Rates include applicable municipal taxes and surcharges.

   Electricity charges are based on an annual consumption level of 4,584 kWh for the renter and 8,100 kWh for the homeowners. Rates include applicable municipal taxes and surcharges.

   Telephone charges are the basic service rates for individual residences. Rates include applicable municipal taxes and surcharges.

Auto Insurance for the 22-year-old single male profile is based on the premium rate for this individual driving a 1992 Honda Civic DX hatchback. The driver has had his driver's licence for six years, owned the vehicle and been insured for four years, and had one at-fault collision claim 18 months ago. Coverage includes $1,000,000 third party liability, $200 deductible collision ($250 in Calgary, Saint John, Charlottetown, Halifax and St. John's; $300 in Toronto) and $250 deductible comprehensive in each city surveyed. The auto insurance premium rates for this profile have been obtained from the Runzheimer Canada independent survey (Vancouver, Calgary, Saskatoon and Toronto), Kanetix.com on-line insurance quote provider (Montreal, Saint John, Halifax, Charlottetown and St. John's), and the Consumers' Association of Canada Auto Insurance study (Winnipeg).

Auto Insurance for the other family profiles is based on the premium rate for a male over 30 years of age, driving a 1998 Ford Taurus. Coverage includes $1,000,000 third party liability, $200 deductible collision ($250 in Calgary, Saint John, Charlottetown and Halifax; $300 in Toronto and St. John's) and $100 deductible comprehensive in each city surveyed.

Major Federal Transfers

Description

   Saskatchewan receives two major transfers from the federal government - the Canada Health and Social Transfer (CHST) and Equalization. For 2003-04, it is estimated that Equalization and CHST transfers will total $860.1 million, an increase of $201.1 million from forecasted 2002-03 transfers of $659.0 million.

CHST

   The CHST was introduced in 1996-97 as a replacement for the Established Programs Financing (EPF) and the Canada Assistance Plan (CAP) programs. The introduction of the CHST coincided with a dramatic reduction in federal support for health care, post-secondary education and social services. The federal government reduced its annual cash transfers to the provinces by $6.2 billion nationally, from a high of $18.7 billion in 1994-95 to $12.5 billion in 1997-98.

   Beginning in 1999, the federal government began increasing its financial commitment to social programs. Most recently, the federal government committed to providing an additional $10.0 billion in transfers to the provinces and territories in support of health care in Canada over a three-year period, beginning in 2003-04.

   This commitment includes:

   o an increase in the CHST ($2.5 billion);
   o the introduction of a conditional health reform fund ($6.0 billion); and,
   o the introduction of a conditional diagnostic/medical equipment fund ($1.5 billion).

   As a result of this commitment, Saskatchewan is expected to receive about $320 million in increased transfers over the next three years. Of this amount, about $80 million is attributed to 2003-04 ($32 million in CHST and $48 million in other transfers).

   The federal government also committed to provide up to an additional $2.0 billion in federal health funding if "the federal Minister of Finance determines during the month of January (2004) that there will be a sufficient surplus above the normal contingency reserve to permit such an investment." Saskatchewan's share of this amount will be about $64 million.

   The following table shows the level of federal CHST cash transfers to Saskatchewan. These amounts do not include either health reform funds or diagnostic/medical equipment funds, which are reported as Other Transfers from the Government of Canada.


Saskatchewan CHST Receipts

                    1994-95      1995-96      1996-97     1997-98      1998-99
                    ----------------------------------------------------------
                                       (Millions of Dollars)

                    653.7         630.2        485.9        446.4       427.7

                    1999-00      2000-01      2001-02      2002-03     2003-04
                    ----------------------------------------------------------
                                       (Millions of Dollars)

                    556.3         552.4        608.9        668.2       637.8


Equalization

   Equalization is a federal program that measures how well provinces can raise revenues relative to a standard. Provinces with an above-average revenue raising capacity (i.e., those above the standard) are designated "have" provinces - currently Alberta and Ontario - while those with a lower-than-average revenue raising capacity are designated "have not" provinces - currently the eight remaining provinces, including Saskatchewan. The "have not" provinces are entitled to receive Equalization payments from the federal government.

2002-03 Per Capita Fiscal Capacities


   NF               PE               NS               NB               QC
-------------------------------------------------------------------------------
                                    (Dollars)

 4,158.5          4,116.9           4,554.4          4,269.7          5,178.8

  ON                MB               SK               AB                BC
-------------------------------------------------------------------------------
                                    (Dollars)

 6,373.7          4,716.8           5,589.5          9,120.3          5,659.3


   *  Standard - $5,809.3

   Source: February 2003 federal estimates for 2002-03

Saskatchewan's Equalization receipts have varied significantly over the years. The graph at the bottom of this page provides an illustration of the volatility of Saskatchewan's Equalization receipts over a 10-year period.

This degree of volatility is evident in the Equalization figures shown in the 2003-04 Budget.

o For 2002-03, Equalization receipts are significantly lower than the budget estimate primarily due to the strong growth in Saskatchewan's own-source revenues.
o For 2003-04, a decline in own-source revenues, primarily oil revenues, will result in an increase in Saskatchewan's Equalization receipts.

Equalization Mining Tax Base

In October 2002, the federal government advised Saskatchewan that Statistics Canada had just completed its determination of net mining profits for 1999 and that this data would be used to determine 1999-00, 2000-01, 2001-02 and 2002-03 Equalization entitlements.

The financial implication of this data update was unexpected and significantly negative for Saskatchewan, resulting in a $298.4 million reduction in entitlements for Saskatchewan over the 1999-00 to 2002-03 period.

On February 17, 2003, the federal government informed Saskatchewan that it was prepared to re-estimate mining tax base entitlements for the 2000-01 and subsequent fiscal years based on a forecast of net mining profits for 2000 using more recent industry information. This revision improved the financial implication for Saskatchewan.

The federal government also committed to a full review of the mining tax base as part of the April 1, 2004 renewal of the program.

Saskatchewan continues to have concerns with the methodology used to determine mining related Equalization entitlements and the instability of those entitlements. Discussions on these issues will continue with the federal government.


Saskatchewan's Equalization Receipts

       1994-95         1995-96         1996-97         1997-98         1998-99
       -----------------------------------------------------------------------
                              (Millions of Dollars)
        540.2           215.5           175.9            8.3            441.9

       1999-00         2000-01         2001-02         2002-03         2003-04
       -----------------------------------------------------------------------
                               (Millions of Dollars)
        541.6           175.2           492.0            (9.2)          172.3


2003-04 Borrowing and Debt

Introduction

   This paper discusses the Province's 2003-04 estimated borrowing, debt and debt servicing costs compared to the forecast for 2002-03.

Debt

   The debt of the General Revenue Fund consists of:
   o Gross Debt - the amount of money owed to lenders; plus
   o Guaranteed Debt - the debt of Crown corporations and others that the Province has promised to repay if they are unable to do so;less
   o Sinking Funds - the amount of money which has been set aside for the repayment of debt.

   The Province borrows for government and Crown corporations. Crown corporations are responsible for the principal and interest payments on their debt. Crown corporation debt is incurred in the normal course of business, primarily for investment in infrastructure and business development initiatives which provide revenue streams to service the debt.

   Since March 31, 1994, Crown corporation debt has fallen by 33.0 per cent from $5.7 billion, or 24.7 per cent of Gross Domestic Product (GDP), to an estimated $3.8 billion, or 10.6 per cent of GDP, at March 31, 2004. As at March 31, 2004, 84 per cent of estimated Crown corporation debt will be for the utility Crown corporations.

   Government debt has fallen by 9.0 per cent from a peak of $9.2 billion, or
   40.5 per cent of GDP, at March 31, 1994 to an estimated $8.4 billion, or 23.5 per cent of GDP, at March 31, 2004.

Government Debt as a Share of GDP
As at March 31

  1990      1991      1992      1993      1994      1995      1996      1997
  ----      ----      ----      ----      ----      ----      ----      ----
                                  (Percent)
 27.13     37.57     41.36      40.45     35.78     34.01     29.43     28.28

  1998      1999      2000      2001      2002      2003      2004      2005
  ----      ----      ----      ----      ----      ----      ----      ----
                                  (Percent)
 27.07     25.71     22.81      23.44     23.54     23.57     23.19     23.17



Summary of Debt
As at March 31
                                     Estimated        Forecast        Actual
(Millions of Dollars)                   2004            2003           2002
-------------------------------------------------------------------------------
Crown Corporation Debt
Gross Debt.........................$   3,978.0        $3,865.4       $3,921.1
Guaranteed Debt....................       16.5            40.7           37.4
Sinking Funds......................      217.7           190.9          312.9
-------------------------------------------------------------------------------
Crown Corporation Debt.............$   3,776.8        $3,715.2       $3,645.6
-------------------------------------------------------------------------------
Government Debt
Gross Debt.........................$   9,059.7        $8,532.8       $8,165.9
Guaranteed Debt....................      123.7           160.0          223.4
Sinking Funds......................      751.2           681.6          604.0
-------------------------------------------------------------------------------
Government Debt....................$   8,432.2        $8,011.2       $7,785.3
-------------------------------------------------------------------------------
Total Debt.........................$  12,209.0       $11,726.4      $11,430.9
===============================================================================

Total Debt by Purpose
As at March 31

                                       Estimated       Forecast       Actual
(Millions of Dollars)                    2004            2003          2002
-------------------------------------------------------------------------------
Crown Corporation Debt
Agricultural Credit Corporation
  of Saskatchewan....................   $  26.3           $37.9         $39.4
Crown Investments Corporation
  of Saskatchewan....................      18.9            15.5          20.0
Education Infrastructure
  Financing Corporation..............      86.5            54.3           0.0
Information Services Corporation
  of Saskatchewan....................      67.0            64.0          54.3
Municipal Financing Corporation
  of Saskatchewan....................      14.0            13.4          27.1
Saskatchewan Crop Insurance Corporation   102.0           110.0           0.0
Saskatchewan Development Fund........       0.8             1.0           1.2
Saskatchewan Housing Corporation.....      76.0           100.7         138.4
Saskatchewan Opportunities Corporation    151.0           143.9         162.4
Saskatchewan Power Corporation.......   1,959.2         1,949.9       1,936.7
Saskatchewan Property
  Management Corporation.............       4.1             4.8           5.5
Saskatchewan Telecommunications......     506.2           420.3         433.8
Saskatchewan Water Corporation.......      62.5            49.5          38.9
Saskatchewan Watershed Authority.....       2.0             1.5           0.0
SaskEnergy Incorporated..............     700.3           748.5         787.9
-------------------------------------------------------------------------------
Total Crown Corporation Debt.........$  3,776.8        $3,715.2      $3,645.6
Government Debt......................$  8,432.2        $8,011.2      $7,785.3
-------------------------------------------------------------------------------
Total Debt...........................$ 12,209.0       $11,726.4     $11,430.9
===============================================================================



Debt of the Province
As at March 31
                            1994      2002       2003         2004       2005
                            ----      ----       ----         ----       ----
                                          (Billions of Dollars)

Crown Corporation Debt..... $5.7      $3.6       $3.7         $3.8       $3.8
Government Debt............ $9.2      $7.8       $8.0         $8.4       $8.5
-----------------------------------------------------------------------------
Total......................$14.9     $11.4      $11.7        $12.2      $12.3

Total debt is forecast to increase by $295.5 million during 2002-03 and $482.6 million in 2003-04.

A decrease in deposits held for Saskatchewan Crop Insurance Corporation results in a forecast $225.9 million increase in Government debt during 2002 - 03. Government debt is estimated to increase by $421.0 million in 2003-04, primarily to replace funds withdrawn from the Fiscal Stabilization Fund.

Crown corporation debt is forecast to increase by $69.6 million during 2002-03 and $61.6 million during 2003-04, primarily to finance capital expenditures.

Total debt as a percentage of GDP is forecast to decline marginally over the medium term from 34.4 per cent at March 31, 2002 to 33.5 per cent at March 31, 2005.

Debt as a % of GDP
As at March 31
                            1993       2002       2003       2004       2005
                            ----       ----       ----       ----       ----
                                              (Percentage)
Crown Corporation Debt
  as a % of GDP.............27.9       11.0       10.9       10.6       10.3
Government Debt
  as a % of GDP.............41.4       23.4       23.5       23.5       23.2
-------------------------------------------------------------------------------
Total.......................69.3       34.4       34.4       34.1       33.5


                      Reconciliation of Surplus and Change
                               in Government Debt

The amount by which government debt will change may be higher or lower than the surplus reported under the accrual basis of accounting.

The difference between the surplus and the amount by which government debt will change is reconciled by:

1. Adjusting the surplus to a cash basis to recognize the amount and timing of non-cash revenues and expenditures to determine the cash provided from operations;

2. Adding other cash sources or subtracting other cash requirements to recognize the amount of cash inflows and outflows from loan, investment and other activities to determine the cash available to reduce debt;

3. Adjusting for foreign exchange rate changes to restate the value of foreign currency denominated debt due to changes in the exchange value of the Canadian dollar;

4. Adding changes in sinking funds which will be used to repay government debt; and,

5.   Adding the change in government guaranteed debt.

                                            Estimated               Forecast
                                             2003-04                 2002-03
                                                       ($ Millions)
Surplus (on Accrual Accounting Basis)       $    0.1               $    2.1
1. Adjustment to Cash Basis                   (244.1)                   4.7
                                            --------               --------
Cash Provided by (used for) Operations      $ (244.0)              $    6.8
2. Other Cash Sources (Requirements)          (282.9)                (461.5)
                                            --------               --------
Cash Available to Reduce Debt               $ (526.9)              $ (454.7)
3. Foreign Exchange Adjustment (1)               0.0                   87.8
4. Change in Sinking Funds                      69.6                   77.6
5. Change in Guaranteed Debt                    36.3                   63.4
                                            --------               ---------
Decrease (Increase) in Government Debt      $ (421.0)              $ (225.9)
                                            ========               ========

(1) An exchange rate of $0.6724 US per $1.00 Canadian has been used to convert
    US dollar denominated debt at March 31, 2003 and March 31, 2004, compared to $0.6275 US at March 31, 2002.


   On the basis of Dominion Bond Rating Service's overview of Canadian governments' 2002 budgets, released January 2003, Saskatchewan's tax-supported debt (net of unfunded pension liabilities) as a per cent of GDP was second lowest among the provinces.

   On a per capita basis, Saskatchewan ranks fourth lowest among the provinces.

Interprovincial Debt to GDP Comparison

   BC      AB      SK      MB      ON      QC      NB      NS     PE      NF
-----------------------------------------------------------------------------
                            (Per cent of GDP)
25.3     -1.2     24.6    26.7    26.3    41.0    30.8    45.2   29.7    46.5

Source: Dominion Bond Rating Service


Interprovincial Debt Per Capita Comparison

  BC      AB      SK      MB      ON      QC      NB      NS      PE      NF
-----------------------------------------------------------------------------
                           (Dollars per Capita)

8,256    -626    8,313   8,357   9,826  13,240   8,679  12,576   7,729  13,120

Source: Dominion Bond Rating Service


Borrowing

   The Province borrows through the sale of securities in capital markets and through the sale of savings bonds to Saskatchewan residents.

   The Province's 2003-04 borrowing requirements are estimated to be $1.24 billion, compared to forecast requirements of $996.8 million in 2002-03.

   Borrowing requirements for government in 2003-04, estimated to be $872.5 million (2002-03forecast - $621.9 million), are to finance maturing debt and other cash requirements, primarily the withdrawal of funds from the Fiscal Stabilization Fund.

   Borrowing requirements for Crown corporations in 2003-04, estimated to be $371.2 million (2002-03 forecast - $374.9 million), are primarily to refinance debt borrowed on their behalf as well as to assist in the financing of their activities.

Cost of Servicing Debt

   In addition to interest payments, debt servicing costs include the amortization of gains or losses on debt that is denominated in foreign currencies resulting from a change in the value of the Canadian dollar, premiums, discounts, commissions and other costs related to the Province's debt.

   The servicing costs for government gross debt are paid by the General Revenue Fund and are shown in the Estimates as Vote 12.

   Servicing costs of debt borrowed on behalf of Crown corporations are also paid by the General Revenue Fund and are reimbursed by the respective Crown corporations. These costs are shown in the Estimates as Vote 177.

   Debt servicing costs, primarily interest payments, associated with the Province's gross debt are estimated to total $948.1 million in 2003-04, $22.4 million higher than the 2002-03 forecast.

   The cost of servicing government gross debt is estimated to be $32.0 million higher in 2003-04 than forecast for 2002-03, due to higher debt.

Cost of Servicing Debt
                                             Estimated             Forecast
(Millions of Dollars)                         2003-04               2002-03
-------------------------------------------------------------------------------

Crown Corporation Debt                       $  298.1             $  307.7
Government Debt                                 650.0                618.0
-------------------------------------------------------------------------------
Total Cost of Servicing Gross Debt           $  948.1             $  925.7
===============================================================================

The 2003-04 debt servicing cost estimates are based on 3.5 per cent short-term and 6.5 per cent long-term interest rates. An exchange rate of $0.6724 US per $1.00 Canadian has been used to convert US dollar denominated debt as at March 31, 2003 and March 31, 2004.

A one percentage point increase in interest rates for a full year from levels assumed in the Budget would increase the estimated cost of servicing government gross debt in 2003-04 by approximately $9.8 million.

A one cent change in the value of the Canadian dollar compared to the US dollar from the level assumed in the Budget would change the estimated cost in 2003-04 of servicing government gross debt by approximately $2.8 million.

Oil Revenue

   Saskatchewan receives revenue from the production of oil in the form of royalties, freehold oil production taxes, land lease sales and other revenue. All of these revenue sources are sensitive to oil price and production levels. Production levels are, in turn, sensitive to price fluctuations.

   The West Texas Intermediate - WTI - light sweet crude oil price (fob Cushing, Oklahoma) is a common benchmark for pricing North American oil.

   From January 1987 to January 2003, the monthly WTI oil price averaged US$20.93 per barrel, but ranged from a high of US$35.92 per barrel in October 1990 to a low of US$11.28 per barrel in December 1998. Oil prices are very volatile and, consequently, very difficult to forecast.

   The price for a barrel of WTI oil increased steadily through 2002-03 mainly due to world oil prices rising as a result of the Venezuelan strike and the threat of war in Iraq. As a result, the fiscal year average WTI price assumption rose from US$20.50 per barrel in the 2002-03 Budget to US$27.66 per barrel for the 2002-03 forecast. World oil prices are projected to decline as the uncertainties surrounding Iraq are expected to diminish in the 2003-04 fiscal year. Hence, the average 2003-04 WTI price assumption is expected to be lower at US$24.00 per barrel.

   Provincial oil revenue is not perfectly correlated with WTI, rather, oil revenue reflects the actual prices paid for Saskatchewan oil. The actual price paid can vary from WTI on the basis of quality, foreign exchange rates and transportation factors. Almost 50 per cent of Saskatchewan oil is "heavy" which is a much lower quality than the typical light sweet crude oil. At the wellhead, the price of raw heavy crude oil (unblended) is lower than light oil in Saskatchewan.

Historical WTI Oil Prices

                         1987   1988   1989   1990   1991   1992   1993   1994
                         -----------------------------------------------------
                                           (Annual Average)
US$/bbl                  19.2   16.0   19.6   24.5   21.5   20.6    18.5  17.2

                                                                          Jan
                  1995   1996   1997   1998   1999   2000   2001   2002   2003
                  ------------------------------------------------------------
                                       (Annual Average)
US$/bbl           18.4   22.2   20.6   14.4   19.2   30.2   25.9   26.1   32.7

Average = 20.93


   Oil revenue in 2002-03, based on actual performance to date and an updated wellhead price forecast for the remainder of the fiscal year, is expected to be $415.7 million higher than the 2002-03 Budget estimate. The increase in revenue is due primarily to higher prices resulting in increased provincial Crown and freehold production tax revenue and to higher bonus bid revenue received from the sale of Crown mineral rights.

   The 2003-04 oil revenue estimate reflects a decline in oil prices. Oil revenue is estimated to be $490.1 million in 2003-04, down $308.6 million from the 2002-03 forecast.

Oil Revenue Forecasts
                                      2002-03         2002-03         2003-04
(Millions of Dollars)                  Budget        Forecast          Budget
------------------------------------------------------------------------------
Oil Revenue.....................      $343.00         $688.60         $405.10
Bonus Bid Revenue...............        40.00          110.10           85.00
------------------------------------------------------------------------------
Total Oil Revenue...............      $383.00         $798.70         $490.10
==============================================================================
WTI (US$/bbl)...................       $20.50          $27.66          $24.00
------------------------------------------------------------------------------


Fiscal Stabilization Fund

The Fiscal Stabilization Fund (FSF) was established in 2000-01 as a budget stabilization mechanism. It formalized the stabilization function that had historically been performed by transfers from the Saskatchewan Liquor and Gaming Authority and its predecessor, the Saskatchewan Liquor Board.

The FSF plays a key role in the Province's long term fiscal planning. From year-to-year, revenue can be volatile due to commodity price swings, changes in federal transfers or economic cycles and exceptional spending can be required because of unexpected events such as forest fires or droughts. The FSF provides a mechanism to manage short term volatility in revenue and spending, allowing the Government to focus on long-term objectives.

In 2000-01, a transfer of $775.0 million was made from the General Revenue Fund
(GRF) to establish the FSF. In 2001-02, the FSF transfer to the GRF was $280.0 million, leaving a balance of $495.0 million in the FSF at the end of 2001-02.

Unforeseen changes in the outlook for revenue and spending during 2002-03 led to significant revisions in the FSF forecast.
o The 2002-03 Budget estimated a transfer to the GRF of $225.0 million would be required to balance the budget.
o During 2002-03, deteriorating revenue projections and increased drought-related spending were projected to be offset by increasing the FSF transfer. At mid-year, the FSF transfer for 2002-03 was projected to be $324.3 million.
o Revenue for 2002-03 is currently expected to be $310.2 million above the Budget estimate, obviating the need for a transfer from the FSF in 2002-03. This will leave $495.0 million in the FSF at the end of 2002-03.

The 2003-04 Budget estimates a $392.7 million transfer to the GRF will be required to balance the budget in 2003-04 and the remaining $102.3 million will be required in 2004-05.

While these projected transfers will deplete the Fund by 2004-05, it is anticipated that future windfall revenue (as was used to establish the Fund) would be used to replenish the Fund as circumstances allow.


Fiscal Stabilization Fund Balances
                           2000-01       2001-02       2002-03       2003-04
                                                      Forecast        Budget

Millions of Dollars        $775.0         $495.0       $495.0         $102.3


Four-Year Financial Plan

   The Balanced Budget Act requires the GRF budget to be balanced on a cumulative basis over a four-year period. The current four-year period extends from 2000-01 to 2003-04.

   In 2000-01, the GRF recorded a surplus of $57.7 million and in 2001-02 a surplus of $1.1 million was recorded. The 2003-04 Budget forecasts a surplus of $2.1 million for 2002-03 and estimates a surplus of $0.1 million for 2003-04.

   Cumulatively, the surpluses over the four-year period from 2000-01 to 2003-04 are projected to total $61.0 million.

GRF Financial Plan 2000-01 to 2003-04
                                2000-01      2001-02      2002-03      2003-04
(Millions of Dollars)           Actual       Actual       Forecast      Budget
-------------------------------------------------------------------------------
Revenue                        $6,753.6     $6,059.1      $6,404.5    $6,228.0
Operating Spending              5,256.8      5,721.2       5,784.4     5,970.6
-------------------------------------------------------------------------------
Operating Surplus               1,496.8        337.9         620.1       257.4
Interest                          664.1        616.8         618.0       650.0
Transfers (to) from FSF          (775.0)       280.0           0.0       392.7
-------------------------------------------------------------------------------
Budget Balance                 $   57.7     $    1.1      $    2.1    $    0.1
===============================================================================
Cumulative Balance             $   57.7     $   58.8      $   60.9    $   61.0
-------------------------------------------------------------------------------

2003-04 Budget Details
                            BUILDING FOR THE FUTURE


General Revenue Fund
Statement of Revenue, Expenditure and Accumulated Deficit

                                        (thousands of dollars)
                            Estimated            Forecast         Estimated
                             2003-04              2002-03           2002-03

Revenue (1)                $6,228,000           $6,404,500        $6,094,300
Operating Expenditure (2)   5,970,566            5,784,444         5,686,255
------------------------------------------------------------------------------
Operating Surplus          $  257,434           $  620,056        $  408,045
Debt Servicing               (650,000)            (618,000)         (633,000)
Transfer from (to) Fiscal
Stabilization Fund            392,700                    -           225,000
------------------------------------------------------------------------------
Surplus for the Year       $      134           $    2,056         $      45
Accumulated Deficit,
Beginning of Year           7,007,705            7,009,761         7,009,761
------------------------------------------------------------------------------
Accumulated Deficit,
End of Year                $7,007,571           $7,007,705        $7,009,716
==============================================================================

(1) See Schedule of Revenue for details.
(2) See Schedule of Expenditure for details.


General Revenue Fund
Statement of Cash Flow

                                              (thousands of dollars)
                                       Estimated       Forecast      Estimated
                                        2003-04         2002-03        2002-03
Operating Activities

Surplus for the Year................   $    134        $  2,056      $     45
Add Non-cash Items:
   Amortization of Foreign
     Exchange Gains and Losses......     11,584          11,584        18,688
   Loss on Loans and Investments....      1,720           3,275         1,200
Net Change in Non-cash
   Operating Activities.............   (214,554)         28,106         1,755
Earnings Retained in Sinking Funds..    (42,909)        (38,203)      (38,016)
------------------------------------------------------------------------------
Cash (for) from Operating Activities  $(244,025)        $  6,818     $(16,328)
------------------------------------------------------------------------------

Lending and Investing Activities

Receipts............................   $372,962         $489,723     $529,041
Disbursements.......................    539,397          546,307      439,713
------------------------------------------------------------------------------
Cash (for) from Lending and
  Investing Activities..............  $(166,435)        $(56,584)   $  89,328
------------------------------------------------------------------------------

Financing Activities

Borrowing........................... $1,243,658         $996,798    $ 507,039
Debt Repayment......................   (604,115)        (521,412)    (514,439)
Increase (Decrease) in Deposits Held   (392,700)        (380,257)    (225,000)
------------------------------------------------------------------------------
Cash (for) from Financing Activities $  246,843          $95,129    $(232,400)
------------------------------------------------------------------------------
(Decrease) Increase in Cash......... $ (163,617)         $45,363    $(159,400)
==============================================================================

General Revenue Fund
Schedule of Revenue
                                               (thousands of dollars)
                                          Estimated    Forecast   Estimated
                                           2003-04     2002-03     2002-03
Taxes

Corporation Capita.....................    $363,300    $377,600    $340,200
Corporation Income.....................     340,900     178,200     118,500
Fuel...................................     350,400     352,000     357,700
Individual Income......................   1,275,100   1,429,000   1,165,500
Sales..................................     851,700     830,000     826,900
Tobacco................................     167,100     173,000     182,500
Other..................................      73,600      72,100      66,200
------------------------------------------------------------------------------
Taxes..................................  $3,422,100  $3,411,900  $3,057,500
------------------------------------------------------------------------------

Non-Renewable Resources

Natural Gas............................    $119,100    $129,800     $87,000
Oil....................................     490,100     798,700     383,000
Potash.................................     165,900     171,400     202,600
Other..................................      41,700      49,400      38,200
------------------------------------------------------------------------------
Non-Renewable Resources................    $816,800  $1,149,300    $710,800
------------------------------------------------------------------------------

Transfers from Crown Entities

Crown Investments Corporation
  of Saskatchewan......................    $200,000    $300,000    $300,000
Saskatchewan Liquor and Gaming Authority    346,000     332,300     332,000
Other Enterprises and Funds............      54,200      70,900      73,600
------------------------------------------------------------------------------
Transfers from Crown Entities..........    $600,200    $703,200    $705,600
------------------------------------------------------------------------------

Other Revenue

Fines, Forfeits and Penalties..........     $12,900     $12,900     $13,700
Interest, Premium, Discount and Exchange     49,700      54,200      43,000
Motor Vehicle Fees.....................     122,200     119,000     116,900
Other Licences and Permits.............      42,200      41,800      41,800
Sales, Services and Service Fees.......      77,500      72,400      68,300
Transfers from Other Governments.......      14,700      17,300      14,100
Other..................................      15,000      24,000      21,200
------------------------------------------------------------------------------
Other Revenue..........................    $334,200    $341,600    $319,000
------------------------------------------------------------------------------

Own-Source Revenue.....................  $5,173,300  $5,606,000  $4,792,900
------------------------------------------------------------------------------

Transfers from the Government of Canada

Canada Health and Social Transfer......    $687,800    $668,200    $638,300
Equalization Payments..................     172,300      (9,200)    530,700
Other..................................     194,600     139,500     132,400
------------------------------------------------------------------------------

Transfers from the Government of Canada  $1,054,700    $798,500  $1,301,400
------------------------------------------------------------------------------

Revenue................................  $6,228,000  $6,404,500  $6,094,300
==============================================================================


General Revenue Fund
Schedule of Expenditure
                                          (thousands of dollars)
                                      Estimated       Forecast     Estimated
                                       2003-04         2002-03      2002-03
Executive Branch of Government

Agriculture, Food and
  Rural Revitalization..............  $251,818        $318,156      $291,665
Centenary Fund......................    29,000          24,500        29,500
Community Resources and Employment..   605,963         606,718       609,411
Corrections and Public Safety.......   118,550         116,518       114,286
Culture, Youth and Recreation.......    43,698          43,558        42,888
Environment.........................   139,743         179,982       130,876
Executive Council...................     7,409           7,211         7,436
Finance.............................    39,489          37,944        38,493
  - Public Service
     Pensions and Benefits (1)......   200,174         188,295       188,713
Government Relations
  and Aboriginal Affairs............   190,346         176,525       173,600
Health.............................. 2,526,794       2,351,627     2,342,416 (3)
Highways and Transportation.........   296,192         294,505       292,900 (3)
Industry and Resources..............    77,541          74,950        69,301
Information Technology Office.......     5,365           5,448         5,457
Justice (2).........................   190,947         184,941       184,285
Labour..............................    14,246          13,817        13,834
Learning............................ 1,057,155         974,728       968,336
   - Teachers' Pensions and Benefits   108,261         112,313       105,398
Northern Affairs....................     5,519           4,460         4,478
Public Service Commission...........     8,554           8,554         8,614
Saskatchewan Property
  Management Corporation............    17,608          21,833        21,613
Saskatchewan Research Council.......     7,964           7,714         7,871
Saskatchewan Water Corporation......         -           2,650         7,747

Legislative Branch of Government

Chief Electoral Officer.............       811           1,261           811
Conflict of Interest Commissioner...       122             107           122
Information and Privacy Commissioner       306             136           105
Legislative Assembly................    18,465          17,615        17,721
Ombudsman and Children's Advocate...     2,771           2,651         2,651
Provincial Auditor..................     5,755           5,727         5,727
------------------------------------------------------------------------------
Operating Expenditure...............$5,970,566      $5,784,444    $5,686,255
Servicing Government Debt...........   650,000         618,000       633,000
------------------------------------------------------------------------------

Expenditure.........................$6,620,566      $6,402,444    $6,319,255
==============================================================================
(1)  Includes public service pension expenditures related to all branches of government (executive, legislative and judicial).
(2)  Includes expenditures for the judicial branch of government.
(3)  Adjusted to reflect a $7.4 million addition to Health and a $7.4 million reduction to Highways and Transportation as reflected in The Main
     Appropriation Act, 2002.



General Revenue Fund
Schedule of Borrowing Requirements
                                               (thousands of dollars)
                                           Estimated     Forecast    Estimated
                                            2003-04       2002-03     2002-03

Borrowing for Crown Corporations

Agricultural Credit Corporation
  of Saskatchewan........................   $1,900        $8,800       $9,434
Crown Investments Corporation............    3,700             -            -
Education Infrastructure
  Financing Corporation..................   32,400        54,300       89,200
Information Services Corporation
  of Saskatchewan........................    3,000         9,700        7,000
Municipal Financing Corporation
  of Saskatchewan........................      600         4,000        4,000
Saskatchewan Crop Insurance Corporation..        -       110,000            -
Saskatchewan Housing Corporation.........        -        20,000       27,500
Saskatchewan Opportunities Corporation...    8,200         5,000       20,000
Saskatchewan Power Corporation...........  193,000       100,000            -
Saskatchewan Telecommunications
  Holding Corporation....................  113,700             -       94,600
Saskatchewan Water Corporation...........   14,200        11,600       10,800
Saskatchewan Watershed Authority.........      500         1,500            -
SaskEnergy Incorporated..................        -        50,000            -
------------------------------------------------------------------------------

Borrowing for Crown Corporations......... $371,200      $374,900     $262,534
Borrowing for Government.................  872,458       621,898      244,505
------------------------------------------------------------------------------

Borrowing Requirements................. $1,243,658      $996,798     $507,039
==============================================================================


General Revenue Fund
Schedule of Debt
As at March 31
                                          (thousands of dollars)
                                         Estimated      Forecast     Estimated
                                           2004           2003          2003
------------------------------------------------------------------------------

Gross Debt

Crown Corporation Debt

Agricultural Credit Corporation
  of Saskatchewan......................   $16,100        $27,717       $28,351
Crown Investments Corporation
  of Saskatchewan......................    24,619         20,919        40,419
Education Infrastructure
  Financing Corporation................    86,700         54,300        85,749
Information Services Corporation
  of Saskatchewan......................    67,036         64,036        61,336
Municipal Financing Corporation
  of Saskatchewan......................    13,991         13,391        13,391
Saskatchewan Crop
  Insurance Corporation................   102,000        110,000             -
Saskatchewan Housing Corporation.......    79,004        103,004       110,504
Saskatchewan Opportunities Corporation.   155,901        147,701       165,701
Saskatchewan Power Corporation........  2,087,277      2,041,802     1,928,964
Saskatchewan Property
  Management Corporation..............      5,500          5,500         5,500
Saskatchewan Telecommunications
  Holding Corporation.................    543,881        452,822       558,062
Saskatchewan Water Corporation........     66,659         53,173        52,373
Saskatchewan Watershed Authority......      2,000          1,500             -
SaskEnergy Incorporated...............    727,286        769,486       762,186
------------------------------------------------------------------------------

Crown Corporation Debt................ $3,977,954     $3,865,351    $3,812,536
Government Debt.......................  9,059,699      8,532,759     8,267,070
------------------------------------------------------------------------------

Gross Debt............................$13,037,653    $12,398,110   $12,079,606
------------------------------------------------------------------------------

Guaranteed Debt
Crown Corporations....................    $16,547        $40,725       $30,073
Other.................................    123,672        160,013       176,325
------------------------------------------------------------------------------
Guaranteed Debt.......................   $140,219       $200,738      $206,398
------------------------------------------------------------------------------

Less: Equity in Sinking Funds
Crown Corporations....................   $217,697       $190,870      $188,174
Government............................    751,174        681,612       703,558
------------------------------------------------------------------------------

Equity in Sinking Funds...............   $968,871       $872,482      $891,732
Total Debt............................$12,209,001    $11,726,366   $11,394,272
==============================================================================

Total Crown Corporation Debt.......... $3,776,804     $3,715,206    $3,654,435
Total Government Debt.................  8,432,197      8,011,160     7,739,837
------------------------------------------------------------------------------
Total Debt............................$12,209,001    $11,726,366   $11,394,272
==============================================================================


General Revenue Fund
Schedule of Guaranteed Debt
As at March 31
                                                 (thousands of dollars)
                                         Estimated     Forecast    Estimated
                                            2004          2003         2003
------------------------------------------------------------------------------

Guaranteed Debt for Crown Corporations

The Agricultural Credit Corporation
  of Saskatchewan Act
    Livestock Drought Loan Guarantees..... $10,200      $10,200      $     -
The Power Corporation Act
  National Trust Company..................   5,495        7,837        7,837
  Luscar Ltd..............................       -       21,628       21,033
  Saskatchewan Power Savings Bonds
    Series I to Series VII (matured)......      52           60           44
The Saskatchewan Development Fund Act
  Guaranteed Investments..................     800        1,000        1,000
The Saskatchewan Telecommunications Act
  TeleBonds (matured).....................       -            -          159
------------------------------------------------------------------------------

Guaranteed Debt for Crown Corporations.... $16,547       $40,725     $ 30,073
------------------------------------------------------------------------------

Other Guaranteed Debt

The Community Bonds Act................... $     -       $     -     $     11
The Farm Financial Stability Act
  Breeder Associations Loan Guarantees....  18,000        16,000       16,749
  Feeder Associations Loan Guarantees.....  17,000        13,500       12,913
  Agricultural Income Disaster
    Assistance Program....................      28            40           52
  Individual Feedlot Loan Guarantees......   5,000             -            -
  Feedlot Facilities Loan Guarantees......   3,000             -            -
The Government Organization Act
  The Saskatchewan Roughriders
    Football Club.........................       -         3,100        1,660
The Housing and Special Care Homes Act
  Senior Citizens' Housing................      57            76           76
The Industry and Commerce Development Act
  Saskferco Products Inc..................  32,120        67,695       80,498
The NewGrade Energy Inc. Act
  NewGrade Energy Inc.....................  48,267        59,277       64,070
The Student Assistance and
  Student Aid Fund Act....................     200           325          296
------------------------------------------------------------------------------

Other Guaranteed Debt.....................$123,672      $160,013     $176,325
------------------------------------------------------------------------------

Guaranteed Debt...........................$140,219      $200,738     $206,398
==============================================================================

                               Contact Information
                   For further information or additional copies, contact:

                               Saskatchewan Finance
                               2350 Albert St., 11th Floor
                               Regina, Saskatchewan S4P 4A6
                               1-866-862-6246 or (306) 787-3102

                               All budget material is available online:
                               www.gov.sk.ca/finance/budget













67